Exhibit 99.1

Talend S.A.

9, Rue Pagès
92150 Suresnes — France

NOTICE OF ANNUAL COMBINED GENERAL SHAREHOLDERS’ MEETING
 To Be Held on June 26, 2018

To Our Shareholders:

What:	Our 2018 Annual Combined General Shareholders’ Meeting (the “General Meeting”)
When:	June 26, 2018 at 2:30 p.m., local time
Where:	9, Rue Pagès, 92150, Paris, France
Why:	At this General Meeting, shareholders of Talend S.A. (the “Company”) will be asked to review:

Within the authority of the Ordinary Shareholders’ Meeting:

1.              Approval of the financial statements for the year ended December 31, 2017 - Discharge of the directors and statutory auditors.

2.              Allocation of the results for the year ended December 31, 2017.

3.              Approval of the consolidated financial statements for the year ended December 31, 2017.

4.              Examination of the agreements referred to in Articles L. 225-38 et seq. of the French Commercial Code.

5.              Renewal of the statutory auditors’ term of office.

6.              Ratification of the provisional appointment of Ms. Nora Denzel as Director.

7.              Ratification of the provisional appointment of Mr. Brian Lillie as Director.

8.              Renewal of the term of office of Ms. Nanci Caldwell as Director.

9.              Renewal of the term of office of Mr. Patrick Jones as Director.

10.       Renewal of the term of office of Mr. Brian Lillie as Director.

11.       Appointment of Mr. Mark Nelson as Director.

Within the authority of the Extraordinary Shareholders’ Meeting:

12.       Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and / or other securities, with preservation of preferential subscription rights of the shareholders.

13.       Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and / or other securities, with cancellation of the preferential subscription right of the shareholders and offer to the public.

14.       Delegation of authority to be granted to the Board of Directors to increase the capital by issuing ordinary shares and / or other securities, with cancellation of the preferential subscription right of the shareholders, to be issued in connection with an offer to qualified investors or a limited group of investors as contemplated by Article L. 411-2 II of the French Monetary and Financial Code.

15.       Delegation to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription rights pursuant to the above delegations.

16.       Determination of overall limitations on the amount of issuances made pursuant to the above delegations.

17.       Delegation of authority granted to the Board of Directors to increase the share capital by capitalization of premiums, reserves, profits or other amounts which may be capitalized.

18.       Authorization to be given to the Board of Directors to offer existing or newly issued free shares in accordance with the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code.

19.       Delegation of authority to be granted to the Board of Directors for the purpose of issuing and allocating warrants, with cancellation of the preferential subscription right of the shareholders in favor of a category of persons meeting certain criteria.

20.       Setting of overall limitations on the amount of issuances made pursuant to the Eighteenth Resolution and Nineteenth Resolution above.

21.       Delegation to be granted to the Board of Directors to increase the share capital by issuing shares of the Company for the benefit of employees adhering to the Company savings plan established pursuant to Articles L. 3332-1 et seq. of the French Labor Code.

22.       Delegation to be granted to the Board of Directors to increase the share capital through the issuance of shares, with cancellation of the preferential subscription right of the shareholders in favor of a first category of persons meeting specific criteria.

23.       Delegation to be granted to the Board of Directors to increase the share capital through the issuance of shares, with cancellation of the preferential subscription right of the shareholders in favor of a second category of persons meeting specific criteria.

24.       Setting of overall limitations on the amount of issuances made pursuant to the Twenty-First through Twenty-Third Resolutions above.

This notice of the General Meeting (the “Notice”) and accompanying proxy materials are first being made available on or about May 24, 2018, to holders of record of Talend S.A. ordinary shares as of June 11, 2018. JPMorgan Chase Bank, N.A., as the depositary (the “Depositary”), or a broker, bank or other nominee will provide the proxy materials to holders of American Depositary Shares, each of which represents one ordinary share of the Company (“ADSs”).

If you are a holder of ordinary shares at midnight Paris time, on June 22, 2018, you will be eligible to vote at the General Meeting. You may (i) vote in person at the General Meeting, (ii) vote by submitting your proxy card by mail, (iii) grant your voting proxy directly to the chairman of the General Meeting, or (iv) grant your voting proxy to another shareholder, your spouse or your partner with whom you have entered into a civil union. If you vote in advance of the General Meeting by submitting your proxy card, you will not be able to change your vote and you will not be able to vote in person at the meeting.

If you hold ADSs, you may instruct the Depositary, either directly or through your broker, bank or other nominee, how to vote the ordinary shares underlying your ADSs. Please note that only holders of ordinary shares, and not ADS holders, are entitled to vote directly at the General Meeting. The Depositary has fixed a record date for the determination of holders of ADSs who shall be entitled to give such voting instructions. We have been informed by the Depositary that it has set the ADS Record Date for the General Meeting as June 1, 2018. If you wish to have your votes cast at the meeting, you must obtain, complete and timely return a voting instruction form from the Depositary, if you are a registered holder of ADSs, or from your broker, bank or other nominee in accordance with any instructions provided therefrom.

Your vote is important. Please read the proxy statement and the accompanying materials. Whether or not you plan to attend the General Meeting in person, and no matter how many ordinary shares or ADSs you own, please submit your proxy card or voting instruction form, as applicable, in accordance with the procedures described in “Questions and Answers on Voting Procedures for the Annual Combined General Shareholders’ Meeting”.

Sincerely,

Mike Tuchen, CEO

i

QUESTIONS AND ANSWERS ON VOTING PROCEDURES FOR

THE COMBINED GENERAL SHAREHOLDERS’ MEETING

What does a Talend ADS represent?

Each ADS represents one ordinary share (an “Ordinary Share”) of Talend S.A.

When and where is the Combined General Shareholders’ Meeting (the “Meeting”)?

The Meeting will be held on Tuesday, June 26, 2018 at 2:30 P.M. (Paris time) at the Company’s registered office located at 9, Rue Pagès, 92150 Suresnes, France.

Who may attend and vote at the Meeting?

Only holders of record of Ordinary Shares as of June 22, 2018 (12:01 A.M. Paris time), or their duly appointed proxies, are entitled to attend and vote at the Meeting.  Holders of ADSs are not entitled to attend or vote at the Meeting.

How does a Holder of ADSs vote?

If you are a registered holder of the Company’s ADSs on the books of JPMorgan Chase Bank, N.A. on June 1, 2018 (the “ADS Record Date”), then at or prior to 12:00 P.M. (New York City time) on June 20, 2018, you may provide instructions to the Depositary as to how to vote the Ordinary Shares underlying your ADSs on the issues set forth in the attached Notice.  The Depositary will mail you a voting instruction card if you hold ADSs in your own name on the Depositary’s share register (“Registered Holders”).  If, however, on the ADS Record Date you held your ADSs through a bank, broker, custodian or other nominee/agent (“Beneficial Holders”), it is anticipated that such bank, broker, custodian or nominee/agent will forward voting instruction forms to you.

•                  Registered Holders: Registered Holders must complete, sign and return a Voting Instruction Form to be actually received by the Depositary on or prior to 12:00 p.m. (New York City time) on June 20, 2018.

•                  Beneficial Holders: Beneficial Holders must timely instruct their bank, broker, custodian or other nominee/agent of your voting instructions.  The entity with whom you are holding your interest in ADSs should advise you of applicable deadlines for providing voting instructions.

What happens if I do not give voting instructions to the Depositary?

With respect to Ordinary Shares represented by ADSs for which no timely voting instructions are received by the Depositary from a holder of ADSs, the Depositary shall not vote such Ordinary Shares.  The Depositary will not itself exercise any voting discretion in respect of any Ordinary Shares.

PROPOSED AGENDA OF THE ANNUAL COMBINED

GENERAL SHAREHOLDERS’ MEETING

Agenda of the competence of the Ordinary General Meeting

1.              Approval of the financial statements for the year ended December 31, 2017 - Discharge of the directors and statutory auditors.

2.              Allocation of the results for the year ended December 31, 2017.

3.              Approval of the consolidated financial statements for the year ended December 31, 2017.

4.              Examination of the agreements referred to in Articles L. 225-38 et seq. of the French Commercial Code.

5.              Renewal of the statutory auditors’ term of office.

6.              Ratification of the provisional appointment of Ms. Nora Denzel as Director.

7.              Ratification of the provisional appointment of Mr. Brian Lillie as Director.

8.              Renewal of the term of office of Ms. Nanci Caldwell as Director.

9.              Renewal of the term of office of Mr. Patrick Jones as Director.

10.       Renewal of the term of office of Mr. Brian Lillie as Director.

11.       Appointment of Mr. Mark Nelson as Director.

Agenda of the competence of Extraordinary Shareholders’ Meeting:

12.       Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and / or other securities, with preservation of preferential subscription rights of the shareholders.

13.       Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and / or other securities, with cancellation of the preferential subscription rights of the shareholders, and offer to the public.

14.       Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and / or other securities, with cancellation of the preferential subscription rights of the shareholders, to be issued in connection with an offer to qualified investors or a limited number of investors as contemplated by Article L. 411-2 II of the French Monetary and Financial Code.

15.       Delegation to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription rights pursuant to the above delegations.

16.       Determination of overall limitations on the amount of issuances to be made pursuant to the above delegations.

17.       Delegation of authority granted to the Board of Directors to increase the share capital by capitalization of premiums, reserves, profits or other amounts which may be capitalized.

18.       Authorization to be given to the Board of Directors to offer existing or newly issued free shares in accordance with the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code.

19.       Delegation of authority to be granted to the Board of Directors for the purpose of issuing and allocating warrants, with cancellation of the preferential subscription rights of the shareholders, in favor of a category of persons meeting certain criteria.

20.       Setting of overall limitations on the amount of issuances made pursuant to the Eighteenth Resolution and Nineteenth Resolution above.

21.       Delegation to be granted to the Board of Directors to increase the share capital by issuing shares of the Company for the benefit of employees adhering to a Company savings plan established pursuant to Articles L. 3332-1 et seq. of the French Labor Code.

22.       Delegation to be granted to the Board of Directors to increase the share capital through the issuance of shares, with cancellation of the preferential subscription rights of the shareholders, in favor of a first category of persons meeting specific criteria.

23.       Delegation to be granted to the Board of Directors to increase the share capital through the issuance of shares, with cancellation of the preferential subscription rights of the shareholders, in favor of a second category of persons meeting specific criteria.

24.       Setting of overall limitations on the amount of issuances made pursuant to the Twenty-First through Twenty-Third Resolutions above.

SUMMARY OF RESOLUTIONS OF THE

ANNUAL COMBINED GENERAL SHAREHOLDERS’ MEETING

	Proposed Resolution	Description of the Proposed Resolution	Explanation

Agenda of the competence of the ordinary general meeting

(1)	Approval of the financial statements for the year ended December 31, 2017 - Discharge of the directors and statutory auditors.

The Company is seeking shareholder (i) approval of the Company’s financial accounts for the fiscal year ended December 31, 2017, as certified by the Company’s statutory auditors, and (ii) discharge to the Company’s directors and statutory auditors for the exercise of their respective duties for such year.

In accordance with French law, the Company’s statutory financial statements prepared in accordance with French GAAP must be approved by our shareholders within six months following the close of the year.

Further, as a routine matter under French law, shareholders should grant discharge to the Company’s directors and statutory auditors for the exercise of their respective duties over the course of the past fiscal year.

The Board of Directors recommends the approval of the financial statements for the fiscal year ended December 31, 2017 and the discharge of the Company’s directors and statutory auditors.

(2)	Allocation of the results for the year ended December 31, 2017.	The Company is seeking shareholder approval for the allocation of recognized losses for the fiscal year ended December 31, 2017 in an amount of €(19,519,177) to the retained earnings account.

Pursuant to French law, each year at the annual meeting, the shareholders must allocate profits or losses, as applicable, of the Company.

The Board of Directors recommends the approval of the proposed allocation of recognized losses for fiscal year 2017 to the retained earnings account.

	Proposed Resolution	Description of the Proposed Resolution	Explanation

(3)	Approval of the consolidated financial statements for the year ended December 31, 2017.	The Company is seeking shareholder approval of its consolidated financial statements for the fiscal year ended December 31, 2017, reflecting an overall loss of $(32,087,000).

In accordance with French corporate law, the Company’s consolidated financial statements prepared in accordance with IFRS must be approved by shareholders within six months following fiscal year end.

The Board of Directors recommends the approval of the consolidated financial statements for the fiscal year ended December 31, 2017.

(4)	Examination of the agreements referred to in Articles L. 225-38 et seq. of the French Commercial Code.

The Company is seeking shareholder acknowledgment that no related party agreement covered by Articles L. 225-38 et seq. of the French Commercial Code was entered into in the fiscal year ended December 31, 2017 (e.g., agreements entered into between the Company and, directly or indirectly, its Chairman, CEO, any of its directors or any of its shareholders holding more than 10% of the share capital).

Pursuant to French law, our Board of Directors and statutory auditors must annually report to our shareholders on any new related party agreements entered into during the past fiscal year.

Since no related party agreements were entered into during fiscal year 2017, the Board of Directors recommends the shareholders to acknowledge that the Company’s agreements are in compliance with Articles L. 225-38 et seq. of the French Commercial Code.

(5)	Renewal of the statutory auditors’ term of office.

The Company is seeking shareholder approval to renew the current statutory auditors’ mandates for a new six-fiscal-year period (i.e., until the annual shareholder meeting approving the financial statements for fiscal year 2023).

Pursuant to French law, the Company’s statutory auditors are appointed for a six fiscal year period. KPMG AUDIT IS and VACHON & ASSOCIES were appointed by the shareholders in 2012 to serve as statutory auditors of the Company the upcoming annual shareholders’ meeting.

	Proposed Resolution	Description of the Proposed Resolution	Explanation

The Board of Directors recommends the approval of the renewal of the current statutory auditors’ mandates since their terms expire as of the date of this upcoming annual shareholders’ meeting.

Since KPMG AUDIT IS and VACHON & ASSOCIES are corporate entities, the Company no longer needs to appoint deputy auditors. Therefore, the shareholders are not requested to renew the mandates of KPMG AUDIT ID and MBV & ASSOCIES which also are expiring as from the date of this shareholders’ meeting.

(6)	Ratification of the provisional appointment of Ms. Nora Denzel as Director.

The Company is seeking shareholder ratification of the appointment of Ms. Denzel as a director, to serve until the end of the ordinary annual general meeting at which the financial statements for the fiscal year ended December 31, 2018 are approved.

The Board of Directors recommends the ratification of Ms. Denzel’s appointment as a director of the Company because of her operational expertise, knowledge, and experience in the technology industry.

Ms. Denzel was appointed as a director of the Company in July 2017. The Board of Directors determined that Ms. Denzel is independent under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ.

For more information on the Board of Directors’ determination of Ms. Denzel’s independence, please refer to the section titled “Director Independence” below.

	Proposed Resolution	Description of the Proposed Resolution	Explanation

(7)	Ratification of the provisional appointment of Mr. Brian Lillie as Director.

The Company is seeking shareholder ratification of the appointment of Mr. Lillie as a director, to serve until the conclusion of the ordinary annual general meeting at which the financial statements for the fiscal year ended December 31, 2017 are approved.

The Board of Directors recommends the ratification of Mr. Lillie’s appointment as a director of the Company because of his operational expertise, knowledge, and experience in the technology industry.

Mr. Lillie was appointed as a director of the Company in May 2018. The Board of Directors determined that Mr. Lillie is independent under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ.

For more information on the Board of Directors’ determination of Mr. Lillie’s independence, please refer to the section titled “Director Independence” below.

(8)	Renewal of the term of office of Ms. Nanci Caldwell.

The Company is seeking shareholder approval of the renewal of Ms. Caldwell’s appointment as a director, to serve for a period of three years ending at the conclusion of the ordinary annual general meeting at which the financial statements for the fiscal year ended December 31, 2020 are approved.

The Board of Directors recommends the approval of Ms. Caldwell’s renewal of term of office as a director of the Company because of the operational expertise that she gained as a senior executive at leading technology companies as well as her knowledge of the technology industry generally.

Ms. Caldwell has served as a director of the Company since February 2017, and has been determined by the Board of Directors to be independent under the applicable rules and regulations of the SEC and

	Proposed Resolution	Description of the Proposed Resolution	Explanation

the listing requirements and rules of NASDAQ.

For more information on the Board of Directors’ determination of Ms. Caldwell’s independence, please refer to the section titled “Director Independence” below.

(9)	Renewal of the term of office of director Mr. Patrick Jones.

The Company is seeking shareholder approval of the renewal of Mr. Jones’ appointment as a director, to serve for a period of three years ending at the conclusion of the ordinary annual general meeting at which the financial statements for the fiscal year ended December 31, 2020 are approved.

The Board of Directors recommends the approval of Mr. Jones’ renewal of term of office as a director of the Company because of his significant financial and accounting expertise and international business experience.

Mr. Jones has served as a director of the Company since November 2015, and has been determined by the Board of Directors to be independent under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ. For more information on the Board of Directors’ determination of Mr. Jones’s independence, please refer to the section titled “Director Independence” below.

(10)	Renewal of the term of office of director Mr. Brian Lillie.

The Company is seeking shareholder approval of the renewal of Mr. Lillie’s appointment as a director, to serve for a period of three years ending at the conclusion of the ordinary annual general meeting at which the financial statements for the fiscal year ended

The Board of Directors recommends the approval of Mr. Lillie’s renewal of term of office as a director of the Company.

Mr. Lillie has served as a director of the Company since May 2018, and has been determined by the

	Proposed Resolution	Description of the Proposed Resolution	Explanation

December 31, 2020 are approved.

Board of Directors to be independent under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ. For more information on the Board of Directors’ determination of Mr. Lillie’s independence, please refer to the section titled “Director Independence” below.

(11)	Appointment of Mr. Mark Nelson as Director.

The Company is seeking shareholder approval of the appointment of Mr. Nelson as a director, to serve for a period of three years ending at the conclusion of the ordinary annual general meeting at which the financial statements for the fiscal year ended December 31, 2020 are approved.

The Board of Directors recommends the appointment of Mr. Nelson’s as a director of the Company because of his operational expertise, knowledge, and experience in the technology industry.

The Board of Directors has determined Mr. Nelson to be independent under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ. For more information on the Board of Directors’ determination of Mr. Nelson’s independence, please refer to the section titled “Director Independence” below.

Agenda of the competence of the extraordinary general meeting

In accordance with French law, in order for our Board of Directors to increase our share capital, it must have a specific delegation of authority granted by the shareholders authorizing it to increase the share capital for each specific purpose. At the 2016 Annual General Meeting on June 1, 2016, the shareholders approved certain financial authorizations that will expire in 2018. As a result, the Company is seeking shareholder re-approval of the Twelfth through Fifteenth Resolutions, subject to the maximum aggregate cap set forth in the Sixteenth Resolution. Re-approving our Board of Directors’ financial authorizations will allow the Company to maintain equal footing with its U.S. competitors and to have the flexibility to quickly raise capital and take advantage of potential strategic business opportunities, including potential acquisitions, as they arise.

	Proposed Resolution	Description of the Proposed Resolution	Explanation

(12)

Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and / or other securities, with preservation of preferential subscription rights of the shareholders.

The Company is seeking shareholder approval of a delegation of authority to the Board of Directors in order to increase the share capitalization of the Company through equity securities or debt securities, subject to the overall limitation set forth in the Sixteenth Resolution. Under this delegation, shareholders would maintain their preferential subscription right under any capital increase undertaken pursuant to this authorization. Such authority would be valid for up to 26 months from the date of the extraordinary general meeting.

The Board of Directors recommends the approval of this delegation of authority to increase the share capitalization in equity or debt securities while retaining their pro rata participation right in any such issuances.

The Board of Directors cannot use this delegation of authority during the period of a public takeover bid or offer of exchange relating to the Company’s shares.

(13)

Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and / or other securities, with cancellation of preferential subscription rights of the shareholders, in an offer to the public.

The Company is seeking shareholder approval of a delegation of authority to the Board of Directors to increase the share capitalization of the Company in equity securities or debt securities, subject to the overall limitation set forth in the Sixteenth Resolution, by way of a public offering, whether in France or abroad, of equity or debt securities, and to cancel shareholders’ preferential subscription rights associated with the issue of any such securities. Such authority is valid for up to 26 months from the date of the extraordinary general meeting.

The Board of Directors recommends the approval of this delegation of authority, and the waiver by the shareholders of their preferential subscription rights. Such waiver would allow the Board of Directors to increase the share capitalization through equity or debt securities issuances by means of a public offering of new securities.

The Board of Directors cannot use this delegation of authority during the period of a public takeover bid or offer of exchange relating to the Company’s shares.

(14)	Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and / or other securities, with cancellation of	The Company is seeking shareholder approval of a grant of authority to the Board of Directors to increase the share capitalization of the Company in the event of an offer for the	The Board of Directors recommends the approval of this delegation of authority, and the waiver by the shareholders of their preferential subscription

	Proposed Resolution	Description of the Proposed Resolution	Explanation

the preferential subscription right of the shareholders, to be issued in the context of an offer to qualified investors or a limited number of investors as contemplated in Article L. 411-2 II of the Monetary and Financial Code.

benefit of qualified investors or a limited number of investors, whether in France and / or abroad, of equity or debt securities, subject to the overall limitation set forth in the Sixteenth Resolution, and to cancel shareholder preferential subscription rights associated with the issue of any such securities. Such authority is valid for up to 26 months from the date of this extraordinary general meeting.

right. Such waiver would allow the Board of Directors to increase the share capitalization in equity or debt securities in a private placement to qualified investors or a limited number of investors (i.e., less than 150 pursuant to applicable French law).

The Board of Directors cannot use this delegation of authority during the period of a public takeover bid or offer of exchange relating to the Company’s shares.

(15)

Delegation to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription rights decided pursuant to the above delegations.

The Company is seeking shareholder approval of a delegation of authority to the Board of Directors to increase the number of shares or securities to be issued in the event there is an excess demand for subscription rights or equity or debt securities as a result of the increase in capitalization pursuant to the Twelfth Resolution, Thirteenth Resolution and Fourteenth Resolution above, subject to the overall limitation set forth in the Sixteenth Resolution below. Such authority is valid for up to 26 months from the date of the extraordinary general meeting.

Pursuant to French law, in order to issue additional securities to cover excess demand in a securities offering (usually referred to as an “over-allotment”), the Board of Directors must have a specific delegation from the shareholders to cover any such over-allotment.

The Board of Directors recommends the approval of this delegation of authority to increase the share capitalization in order to facilitate and effect the intent of the preceding resolutions and cover any over-allotment resulting from these resolutions.

The Board of Directors cannot use this delegation of authority during the period of a public takeover bid or offer of exchange relating to the Company’s shares.

	Proposed Resolution	Description of the Proposed Resolution	Explanation

(16)	Determination of overall limitations on the amount of issues made pursuant to the above delegations.

The Company is seeking shareholder approval of the maximum aggregate amount of equity securities (i.e., up to €928,000 of nominal value in the aggregate, with a sub-limtation of €232,000 of nominal value in the aggregate in respect of the authorizations granted pursuant to the Thirteenth Resolution, the Fourteenth Resolution and the Fifteenth Resolution) and debt securities (i.e., up to €136,300,000 in the aggregate) that may be issued pursuant to the Twelfth Resolution, Thirteenth Resolution, Fourteenth Resolution and Fifteenth Resolution.

The Board of Directors recommends the approval of a maximum aggregate amount of securities that may be issued pursuant to the preceding resolutions in order to limit potential dilution to existing shareholders.

(17)	Delegation of authority granted to the Board of Directors to increase the share capital by capitalization of premiums, reserves, profits or other amounts which may be capitalized.

The Company is seeking shareholder approval of a delegation of authority to the Board of Directors to increase the share capitalization of the Company by capitalization of premiums, reserves, profits, or other amounts which may legally be capitalized under French law. Such authority is valid for a period of 26 months from the date of the extraordinary general meeting.

The Board of Directors recommends the approval of this delegation of authority to increase the share capitalization by capitalization of premiums, reserves, profits or other amounts in order to strengthen the Company’s financial position and balance sheet should the need arise in the future.

The Board of Directors cannot use this delegation of authority during the period of a public takeover bid or offer of exchange relating to the Company’s shares.

In order to allow the Board of Directors to maintain the Company’s employee incentive program to attract, motivate and retain highly qualified employees by means of grants of free shares or RSUs to its employees and those of its subsidiaries, and to be able to grant warrants to its directors and / or consultants, the Company is seeking shareholder re-approval of the incentive pool in the Eighteenth through Twenty-Fourth Resolutions below. For more information regarding our equity incentives, please refer to “Item 6 — Directors, Senior

Management and Employees —Compensation —Equity Incentives” in our Annual Report on Form 20-F, which was filed with the SEC on March 5, 2018.

	Proposed Resolution	Description of the Proposed Resolution	Explanation

(18)	Authorization to be given to the Board of Directors to offer free shares, in accordance with the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code.

The Company is seeking shareholder approval to authorize the Board of Directors to grant free shares to employees of the Company and its subsidiaries, subject to the overall limitation set forth in the Twentieth Resolution. Such authority is valid for a period of 38 months from the date of this extraordinary general meeting.

The Board of Directors recommends the approval of this delegation of authority to proceed with the allocation of existing or newly created free shares in order to ensure the Company can attract, retain and incentivize its employees competitively.

(19)	Delegation of authority to be granted to the Board of Directors for the purpose of issuing and allocating warrants in favor of a category of persons meeting certain criteria.

The Company is seeking shareholder approval of the delegation of authority to the Board of Directors to issue and grant warrants for ordinary shares, subject to the overall limitation set forth in the Twentieth Resolution. Such authority is valid for up to 18 months from the date of this extraordinary general meeting.

The Board of Directors recommends the approval of this delegation of authority to grant warrants in order to ensure the Company can attract, recruit and compensate independent directors and consultants competitively.

(20)	Setting of overall limitations on the amount of the issuances made pursuant to the Eighteenth Resolution and Nineteenth Resolution.

The Company is seeking shareholder approval of a maximum aggregate number of shares that the Board of Directors may issue pursuant to the authorization to grant free shares under the Eighteenth Resolution, and delegation to grant warrants under the Nineteenth Resolution, in an aggregate total amount of 2,000,000 shares.

The Board of Directors recommends the approval of a maximum aggregate number of shares that may be issued pursuant to the preceding resolutions relating to grants of free shares and warrants in order to limit potential dilution to existing shareholders. See Appendix A for additional background.

(21)	Delegation to be granted to the Board of Directors to increase the share capital by issuing shares of the Company for the benefit of employees adhering to a	The Company is seeking shareholder approval of the delegation of power to the Board of Directors to increase the share capitalization of the Company, subject to the overall limitation	The Board of Directors recommends the approval of this delegation of authority in order to have the ability to implement a Company savings plan that allows

	Proposed Resolution	Description of the Proposed Resolution	Explanation

Company savings plan established pursuant to Articles L. 3332-1 et seq. of the French Labor Code.

set forth in the Twenty-Fourth Resolution, through issuances of shares to employees pursuant to a French company savings plan. Such authority is valid for up to 18 months from the date of this extraordinary general meeting.

employees to build a portfolio of securities through Company contributions. The sums are unavailable to employees for at least five years, except in exceptional cases where there are early releases of funds. This Company savings plan would maintain the Company’s ability to compensate and incentivize employees competitively and align the incentives of Company employees with corporate performance through equity ownership.

(22)

Delegation to be granted to the Board of Directors to increase the share capital through the issuance of shares of the Company, with cancellation of the preferential subscription rights of the shareholders, in favor of a first category of persons meeting specific criteria.

The Company is seeking shareholder approval of the delegation of authority to the Board of Directors to increase the share capital of the Company, subject to the overall limitation set forth in the Twenty-Fourth Resolution, in favor of any trust, investment fund, corporation, or legal entity to be created in France or abroad. Such delegation is valid for up to 18 months from the date of this extraordinary general meeting.

The Board of Directors recommends the approval of these delegations of authority to increase the share capital in order to enable the implementation of an international Employee Stock Purchase Plan (“ESPP”) to be adopted by the Company. The ESPP would be open to employees of the Company and its subsidiaries in France and abroad who satisfy the conditions that are decided by the Board of Directors. The approval of this Twenty-Second Resolution is necessary to implement such ESPP under French law.

(23)	Delegation to be granted to the Board of Directors to increase the share capital through the issuance of shares, with cancellation of the preferential subscription right of the shareholders in

The Company is seeking shareholder approval of the delegation of authority to the Board of Directors to increase the share capital of the Company, subject to the overall limitation set forth in the Twenty-Fourth

The Board of Directors recommends the approval of these delegations of authority to increase the share capital in order to enable the implementation of an ESPP to be adopted by the

	favor of a second category of persons meeting specific criteria.	Resolution, in favor of employees of the Company and its related companies, both in France and abroad. Such delegation is valid for up to 18 months from the date of this extraordinary general meeting.

Company. The ESPP would be open to employees of the Company and its subsidiaries in France and abroad who satisfy the conditions that are decided by the Board of Directors. The approval of this Twenty-Third Resolution is necessary to implement such ESPP under French law.

(24)	Setting of overall limitations on the amount of issues made under the Twenty-First through Twenty-Third Resolutions above.

The Company is seeking shareholder approval of the maximum share capital increase aggregate amount (i.e., up to up to €45,680 of nominal value in the aggregate, representing up to 571,000 new shares) that the Board of Directors may decide pursuant to the Twenty-First through Twenty-Third Resolutions above.

The Board of Directors recommends the approval of a maximum aggregate number of shares that may be issued pursuant to the Twenty-First through Twenty-Third Resolutions above in order to limit potential dilution to existing shareholders. See Appendix B for additional background.

PROPOSED RESOLUTIONS OF THE ANNUAL COMBINED GENERAL SHAREHOLDERS’ MEETING

First Resolution

Approval of the financial statements for the year ended December 31, 2017 - Discharge of directors and statutory auditors.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ management report on the Company’s business and situation during the financial year ended December 31, 2017, the financial statements for the aforementioned year and the Statutory Auditors’ report on the performance of their responsibilities during the year, approves the financial statements for the year ended December 31, 2017, as presented to it, as well as the transactions reflected in these accounts and summarized in these reports,

duly notes that these annual financial statements do not address excess amortization and non-deductible amortization and that the amount of the non-deductible expenses referred to in article 39-4 of the French General Tax Code during the financial year amounts to €7,109,172, and consequently approves these expenses and the corresponding tax, and, consequently, gives full discharge to the Directors and Statutory Auditors for the performance of their responsibilities during the financial year in question.

Second Resolution

Allocation of earnings for the year ended December 31, 2017

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ management report,

recognizing that the losses for the year ended December 31, 2017 amount to a total of €19,519,177,

resolves to allocate these losses to “retained earnings”, the balance of which, after this allocation, will amount to €121,456,252.

In accordance with applicable legal provisions, it is noted that no dividend has been paid in respect of any of the past three years.

Third Resolution

Approval of the consolidated financial statements for the year ended December 31, 2017.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the report on the management of the group during the financial year ended December 31, 2017 and the financial statements for the aforementioned year and the Statutory Auditors’ report on the financial statements, approves the annual financial statements for the year ended December 31, 2017 as presented to it which show an overall loss of $32.087 million, and also the transactions reflected in these financial statements and summarized in these reports.

Fourth Resolution

Review of the agreements described under articles L. 225-38 et seq. of the French Commercial Code.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Statutory Auditors’ special report on the agreements described under article L. 225-38 of the French Commercial Code,

notes that no agreement covered by the aforementioned article was entered into during the past financial year.

Fifth Resolution

Renewal of the mandates of the statutory auditors

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ report,

noting that the terms of office of the statutory auditors, KPMG AUDIT IS and VACHON et ASSOCIES, as well as the mandates of the deputy statutory auditors, KPMG AUDIT ID and MBV and ASSOCIES, expire at the end of this meeting, decides to renew the terms of office of KPMG AUDIT IS and VACHON et ASSOCIES for a further six-year term, expiring at the end of the ordinary general meeting of shareholders called to approve the financial statements for the year ended December 31, 2023.

Decides not to renew the terms of the deputy statutory auditors, KPMG AUDIT ID and MBV and ASSOCIES, as the nomination of deputy statutory auditors is no longer required under French law provided the statutory auditors are not individuals or a sole proprietorship.

Each of the auditors hereby appointed has indicated that he accepts the duties entrusted to him and has declared that he meets all the conditions required by law and regulations for the performance of his duties.

Sixth Resolution

Ratification of the Provisional Appointment of Ms. Nora Denzel as Director.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ report,

having noted that the Board of Directors, at its meeting of July 28, 2017, appointed Ms. Nora Denzel as a director to replace Mr. Matthieu Baret, who has resigned, for the remaining period of the latter’s term of office, i.e. up to the Ordinary General Shareholders’ Meeting called to approve the financial statements for the year ending December 31, 2018, ratifies the appointment of Ms. Nora Denzel as a director and, as far as necessary, the issuance to Ms. Denzel of share subscription warrants and the payment of attendance fees decided by the Board of Directors since her nomination.

Seventh Resolution

Ratification of the Provisional Appointment of Mr. Brian Lillie as Director.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ report,

having noted that the Board of Directors, at its meeting of May 3, 2018, appointed Mr. Brian Lillie as a director to replace Mr. Bernard Liautaud, who has resigned, for the remaining period of the latter’s term of office, i.e., until the Ordinary General Shareholders’ Meeting called to approve the financial statements for the year ending December 31, 2017, ratifies the appointment of Mr. Brian Lillie as a director and, as far as necessary, the issuance to Mr. Brian Lillie of share subscription warrants and the payment of attendance fees decided by the Board of Directors since his nomination.

Eighth Resolution

Renewal of the term of office of Ms. Nanci Caldwell.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ report,

noting that the term of office of Ms. Nanci Caldwell expires at the end of this General Meeting,

Renews the term of office of Ms. Nanci Caldwell for a period of three (3) years expiring at the end of the annual ordinary general meeting called to approve the financial statements for the year ended December 31, 2020.

Ms. Nanci Caldwell has already indicated that she accepts the renewal of her mandate as director and is not subject to any conflict likely to prohibit her from serving this term.

Ninth Resolution

Renewal of the term of office of director Mr. Patrick Jones.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ report,

noting that the term of office of Mr. Patrick Jones expires at the end of this General Meeting,

renews the appointment of Mr. Jones for a period of three (3) years expiring after the Ordinary General Meeting called to approve the financial statements for the year ended December 31, 2020.

Mr. Jones has already indicated that he accepts the renewal of his term of office as a director and is not subject to any conflict likely to prohibit him from serving this term.

Tenth Resolution

Renewal of the term of office of Mr. Brian Lillie.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ report,

noting that the term of office of Mr. Brian Lillie expires at the end of this General Meeting,

Renews the term of office of Mr. Brian Lillie for a period of three (3) years expiring at the end of the annual ordinary general meeting called to approve the financial statements for the year ended December 31, 2020.

Mr. Brian Lillie has already indicated that he accepts the renewal of his mandate as director and is not subject to any conflict likely to prohibit him from serving this term.

Eleventh Resolution

Appointment of Mr. Mark Nelson as a Director.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ report,

hereby appoints Mr. Mark Nelson for a period of three (3) years expiring after the Ordinary General Meeting called to approve the financial statements for the year ended December 31, 2020.

Mr. Mark Nelson has already indicated that he accepts this appointment as a director and is not subject to any conflict likely to prohibit him from serving this term.

Twelfth Resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and / or other securities, with preservation of preferential subscription rights of the shareholders

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report and the statutory auditors’ report,

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129 to L. 225-129-6, L. 225-132, L. 225-133, L.  225-134, L. 228-91, L. 228-92, and L. 228-93,

delegates to the Board of Directors the power to decide to issue, on one or more occasions, in such amounts and at such times as it shall decide, in France or abroad, ordinary shares of the Company or securities of capital giving access to other equity securities or giving right to the allocation of debt securities, and / or other securities (including in particular, all debt securities) giving access to equity securities of the Company or of any company which directly or indirectly owns more than half of its share capital or of which it directly or indirectly owns more than half of the share capital, such securities to be issued in Euros, in foreign currency or in any monetary units established by reference to several currencies at the discretion of the Board of Directors, the payment of which may be made in cash, including by offsetting of any debt, resolves that the securities thus issued may consist of debt securities, be associated with the issue of such securities or allow them to be issued as intermediate securities,

resolves that the shareholders have, in proportion to the amount of their shares, a preferential right to subscribe to the ordinary shares or securities which, if applicable, will be issued pursuant to this delegation, grants to the Board of Directors the power to grant shareholders the right to subscribe, on a reducible basis, a greater number of shares or securities than they could subscribe on an irreducible basis, in proportion to the rights they have and, in any case, within the limit of their request, decides to set at €928,000 (or the equivalent of this amount in the event of issue in another currency) the maximum nominal amount of the capital increases that may be carried out, immediately or in the future, under this resolution, it being specified that:

•                  the maximum nominal amount of capital increases that may be carried out immediately or in the future under this delegation will be deducted from the amount of the overall limit provided for in the Sixteenth Resolution below,

•                  to this global limit shall be added, where applicable, the nominal value of the shares to be issued in order to preserve the rights of the holders of securities and other rights giving access to the capital, in accordance with the law and, where applicable, contractual provisions, decides to fix at €136,300,000 (or the equivalent of this amount in case of issue in another currency) the maximum nominal amount of the debt securities that may be issued pursuant to this delegation, it being specified that:

•                  this amount will be increased, if applicable, by any redemption premium above par,

•                  this amount will be deducted from the overall limit referred to in the Sixteenth Resolution below,

•                  this limit does not apply to debt securities referred to in Articles L. 228-40, L. 228-36, and L-A. 228-92 paragraph 3 of the French Commercial Code, whose issuance would be decided or authorized by the Board of Directors under the conditions provided by Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36-A of the French Commercial Code,

decides that, if the subscriptions received do not account for the full amount of a subscription, the Board of Directors may use, in the order it determines, one or more of the following options:

•                  limit the issue to the amount of the subscriptions, on the condition that they amount to at least three quarters of amount of the initial issue,

•                  freely distribute all or part of the unsubscribed securities among persons of its choosing, and

•                  offer to the public, on the French or international market, all or part of the unsubscribed securities,

resolves that issues of rights to subscribe to the Company’s shares may be made by subscription offer, but also by free allocation to the owners of the existing shares,

resolves that in the event of a free allocation of subscription rights, the Board of Directors may decide that any fractional allocation rights will not be negotiable and that the corresponding shares will be sold, notes, as and when necessary, that this delegation automatically entails, for the benefit of the holders of any securities issued pursuant to this delegation, the express waiver by the shareholders of their preferential subscription right in respect of the shares to which these securities will give a right, decides that this delegation shall not be used during the period of a public takeover bid or offer of exchange relating to the Company’s shares,

confirms that the delegation thus granted to the Board of Directors is valid for a period of twenty-six (26) months from this meeting,

resolves that the Board of Directors will have all powers, with the ability to sub-delegate under the conditions provided for by law, to implement, in accordance with the conditions set by law and the Bylaws, this delegation in order to, in particular:

•                  decide on the capital increase and determine the securities to be issued and, more generally, decide on the issues pursuant to this delegation,

•                  decide the amount of the capital increase and, more generally, the amount of the issue in the event of the issue of securities, the issue price and the amount of any premium that may, if applicable, requested pursuant the issuance,

•                  set the dates, terms and conditions of any issue and the form and characteristics of the shares or securities giving access to the capital to be issued, with or without a premium,

•                  set the date of the possible retroactive dividend rights of the shares or securities giving access to the capital to be issued, their method of payment and, where applicable, the conditions for the exercise of rights of exchange, conversion, refund or allotment of any other type of shares or securities giving access to the capital,

•                  make any necessary adjustments in accordance with legal or regulatory provisions and, where applicable, contractual stipulations, to protect the rights of holders of securities and other rights giving access to the Company’s capital, and

•                  to suspend, if necessary, the exercise of the rights attached to these securities for a maximum period of three months,

decides that the Board of Directors may:

•                  on its sole initiative and when it deems it appropriate, allocate the fees, rights and expenses arising from the capital increases carried out pursuant to the delegation referred to in this resolution, from the amount of the premiums related to these transactions and to deduct, on the amount of these premiums, the sums necessary to bring the legal reserve to one-tenth of the new capital, after each transaction,

•                  make any decision to admit the securities and securities so issued to trading on the Nasdaq Global Market in the United States of America and, more generally,

•                  take any measures, enter into any commitment and carry out any formalities necessary for the successful completion of the proposed issuance, and to finalize the resulting capital increase definitive and amend the bylaws accordingly.

Thirteenth Resolution

Delegation of authority to be granted to the Board of Directors with a view to increase the share capital by issuing ordinary shares and / or other securities, with cancellation of preferential subscription rights of the shareholders in an offer to the public

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report and the statutory auditors’ report,

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129 to L. 225-129-6, L. 225-132, L. 225-133, L.  225-134, L. 228-91, L. 228-92, and L. 228-93,

delegates to the Board of Directors its authority to decide, by way of a public offering, the issue, on one or more occasions, in such amounts and at such times as it may determine, in France or abroad, ordinary shares of the Company or securities of capital giving access to other equity securities or giving right to the allocation of debt securities, and / or other securities (including in particular, all debt securities) giving access to equity securities of the Company or of any company which directly or indirectly owns more than half of its share capital or of which it directly or indirectly owns more than half of the share capital, such securities to be issued in Euros, in foreign currency or in any monetary unit established by reference to several currencies at the discretion of the Board of Directors, the payment of which may be made in cash, including by offsetting of any debt, resolves that the securities thus issued may consist of debt securities, be associated with the issue of such securities or allow them to be issued as intermediate securities,

resolves to cancel the shareholders’ preferential subscription right with respect to the ordinary shares or securities issued pursuant to this delegation,

decides to leave to the Board of Directors, if in the use of this delegation the shares of the Company are admitted to trading on a regulated market, the authority to institute, for the benefit of the shareholders, and for all or part of the issues, a right of priority to subscribe to such shares during the period and according to the terms it will set in accordance with the provisions of Article L. 225-135 of the French Commercial Code, with this priority not giving rise to the creation of negotiable rights, but which may be exercised both on an irreducible and a reducible basis, notes, as and when necessary, that this delegation automatically entails, for the benefit of the holders of any securities issued pursuant to this delegation, the express waiver by the shareholders of their preferential subscription right in respect of the shares to which these securities will give a right, decides to fix at €232,000 (or the equivalent of this amount in the event of issue in another currency) the maximum nominal amount of the capital increases that may be carried out, immediately and / or in the future, under of this resolution, it being specified that:

•                  the maximum nominal amount of the capital increases that may be carried out immediately or in the future under this delegation will be deducted from the amount of the overall limit provided for in the Sixteenth Resolution below,

•                  to this global limit shall be added, as the case may be, the nominal value of the shares to be issued to preserve, in accordance with the law and, where applicable, the applicable contractual provisions, the rights of the holders of securities and other rights giving access to the capital, decides to set at €136,300,000 (or the equivalent of this amount in case of issue in another currency) the maximum nominal amount of the debt securities that may be issued under this delegation, it being specified that:

•                  this amount will be increased, if applicable, by any redemption premium above par,

•                  this amount will be deducted from the overall limit referred to in the Sixteenth Resolution below,

•                  this limit does not apply to debt securities referred to in Articles L. 228-40, L. 228-36-A, and L. 228-92 paragraph 3 of the French Commercial Code, whose issuance is decided or authorized by the Board of Directors under the conditions set out in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions that the Company may determine in accordance with the provisions of Article L. 228-36-A of the French Commercial Code,

decides that, if the subscriptions received do not account for the full amount of a subscription, the Board of Directors may use, in the order it determines, one or more of the following options:

•                  limit the issue to the amount of the subscriptions, on the condition that they amount to at least three quarters of amount of the initial issue,

•                  freely distribute all or part of the unsubscribed securities among persons of its choosing, and

•                  offer to the public, on the French or international market, all or part of the unsubscribed securities,

decides that the issue price of the shares that may be issued pursuant to this delegation shall be fixed by the Board of Directors and, as long as shares of the Company (in the form of American Depositary Shares) are admitted to trading on the Nasdaq Global Market in the United States of America, shall be at least equal to the volume- weighted average trading price for the five trading days prior to the setting of the price of the issue, which may be reduced by a maximum discount of 5% (although it is specified that if, when using this delegation, the Company’s shares are admitted to trading on a regulated market within the meaning of the Commercial Code, the price would be set in accordance with the provisions of Article L. 225-136-1° of the French Commercial Code), taking into account, if applicable, the date of any dividend rights and being specified that the issue price of securities giving access to the capital, if any, issued pursuant to this delegation shall be such that the sum received immediately by the Company, plus the amount that may be collected by the Company upon the exercise or conversion of such securities, is, for each share issued as a result of the issue of such securities, at least equal to the minimum amount referred to above, resolves that the Board of Directors will have all powers, with the ability to sub-delegate under the conditions provided for by law, to implement, in accordance with the conditions set by law and the Bylaws, this delegation in order to, in particular:

•                  decide on the capital increase and determine the securities to be issued and, more generally, decide on the issues pursuant to this delegation,

•                  decide the amount of the capital increase and, more generally, the amount of the issue in the event of the issue of securities, the issue price and the amount of any premium that may, if applicable, be requested pursuant the issuance,

•                  set the dates, terms and conditions of any issue and the form and characteristics of the shares or securities giving access to the capital to be issued, with or without a premium,

set the date of the possible retroactive dividend rights of the shares or securities giving access to the capital to be issued, their method of payment and, where applicable, the conditions for the exercise of rights of exchange, conversion, refund or allotment of any other type of shares or securities giving access to the capital,

•                  make any necessary adjustments in accordance with legal or regulatory provisions and, where applicable, contractual stipulations, to protect the rights of holders of securities and other rights giving access to the Company’s capital, and

•                  suspend, if necessary, the exercise of the rights attached to these securities for a maximum period of three months,

decides that the Board of Directors may:

•                  on its sole initiative and when it deems it appropriate, allocate the fees, rights and expenses arising from the capital increases carried out pursuant to the delegation referred to in this resolution, from the amount of the premiums related to these transactions and to deduct, from the amount of these premiums, the sums necessary to bring the legal reserve to one-tenth of the new capital, after each transaction,

•                  make any decision to admit the securities and securities so issued to trading on the Nasdaq Global Market in the United States of America and, more generally,

•                  take any measures, enter into any commitment and carry out any formalities necessary for the successful completion of the proposed issuance, and to finalize the resulting capital increase definitive and amend the bylaws accordingly.

decides that this delegation shall not be used during the period of a public takeover bid or offer of exchange relating to the Company’s shares,

specifies that the delegation granted to the Board of Directors is valid for a period of twenty-six (26) months as from the date of this meeting.

Fourteenth Resolution

Delegation of authority to be granted to the Board of Directors to increase the capital by issuing ordinary shares and / or other securities, with cancellation of the preferential subscription rights of the shareholders, to be issued in connection with an offer to qualified investors or a limited group of investors as contemplated by Article L. 411-2 II of the French Monetary and Financial Code

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report and the statutory auditors’ report,

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and, in particular, Articles L. 225-129 to L. 225-129-6, L. 225-132, L. 225-133, L.  225-134, L. 228-91, L. 228-92, and L. 228-93,

delegates to the Board of Directors the power to decide to issue, on one or more occasions, in such amounts and at such times as it shall decide, in France or abroad, ordinary shares of the Company or securities of capital giving access to other equity securities or giving right to the allocation of debt securities, and / or other securities (including in particular, all debt securities) giving access to equity securities of the Company or of any company which directly or indirectly owns more than half of its share capital or of which it directly or indirectly owns more than half of the share capital, such securities to be issued in Euros, in foreign currency or in any monetary units established by reference to several currencies at the discretion of the Board of Directors, the payment of which may be made in cash, including by offsetting of any debt, in the context of an offer for the benefit of qualified investors or a restricted number of investors referred to in II.2 of Article L. 411-2 of the French Monetary and Financial Code,

resolves that the securities thus issued may consist of debt securities, be associated with the issue of such securities or allow them to be issued as intermediate securities,

resolves to cancel the shareholders’ preferential subscription right on the ordinary shares or securities issued pursuant to this delegation,

notes, as and when necessary, that this delegation automatically entails, for the benefit of the holders of any securities issued pursuant to this delegation, the express waiver by the shareholders of their preferential subscription right in respect of the shares to which these securities will give a right, resolves that the total nominal amount of share capital increases that may be carried out immediately or in the future under this delegation may not exceed €232,000, or, in any event, exceed the limits provided for by the regulations applicable on the day of the issue (indicatively, on the day of this general meeting, the issue of equity securities carried out by an offer referred to in Article L. 411-2 II of the French Monetary and Financial Code is limited to 20% of the Company’s share capital per year, said capital being assessed on the date of the Board of Directors’ decision to use this delegation), the maximum amount to be increased, as the case may be, by the additional amount of shares to be issued to preserve, in accordance with legal or regulatory provisions and, where applicable, contractual provisions, the rights of holders of securities giving access to share capital, further resolves that the nominal amount of any increase in share capital that may be realized in this manner will be deducted from the overall ceiling provided for in the Sixteenth Resolution below,

decides to set €136,300,000 (or the equivalent of this amount in case of issue in another currency) the maximum nominal amount of the debt securities that may be issued under this delegation, it being specified that:

•                  this amount will be increased, if applicable, by any redemption premium above par,

•                  this amount will be deducted from the overall limit referred to in the Sixteenth Resolution below,

•                  this limit does not apply to debt securities referred to in Articles L. 228-40, L. 228-36-A, and L. 228-92 paragraph 3 of the French Commercial Code whose issuance is decided or authorized by the Board of Directors under the conditions set out in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions that the Company may determine in accordance with the provisions of Article L. 228-36-A of the French Monetary and Financial Code,

decides that, if the subscriptions received do not account for the full amount of a subscription, the Board of Directors may use, in the order it determines, one or more of the following options:

•                  limit the issue to the amount of the subscriptions, on the condition that they amount to at least three quarters of amount of the initial issue,

•                  freely distribute all or part of the unsubscribed securities amongst persons of its choosing, and

•                  offer to the public, on the French or international market, all or part of the unsubscribed securities,

decides that the issue price of the shares that may be issued pursuant to this delegation shall be fixed by the Board of Directors and, as long as shares of the Company (in the form of American Depositary Shares) are admitted to trading on the Nasdaq Global Market in the United States of America, shall be at least equal to the volume- weighted average trading price for the five trading days prior to the setting of the price of the issue, which may be reduced by a maximum discount of 5% (although it is specified that if, when using this delegation, the Company’s shares are admitted to trading on a regulated market within the meaning of the Commercial Code, the price would be set in accordance with the provisions of Article L. 225-136-1° of the

French Commercial Code), taking into account, if applicable, the date of any dividend rights and being specified that the issue price of securities giving access to the capital, if any, issued pursuant to this delegation shall be such that the sum received immediately by the Company, plus the amount that may be collected by the Company upon the exercise or conversion of such securities, is, for each share issued as a result of the issue of such securities, at least equal to the minimum amount referred to above, resolves that the Board of Directors will have all powers, with the ability to sub-delegate under the conditions provided for by law, to implement, in accordance with the conditions set by law and the Bylaws, this delegation in order to, in particular:

•                  decide on the capital increase and determine the securities to be issued and, more generally, decide on the issues pursuant to this delegation,

•                  decide the amount of the capital increase and, more generally, the amount of the issue in the event of the issue of securities, the issue price and the amount of any premium that may, if applicable, be requested pursuant the issuance,

•                  set the dates, terms and conditions of any issue and the form and characteristics of the shares or securities giving access to the capital to be issued, with or without a premium,

•                  set the date of the possible retroactive dividend rights of the shares or securities giving access to the capital to be issued, their method of payment and, where applicable, the conditions for the exercise of rights of exchange, conversion, refund or allotment of any other type of shares or securities giving access to the capital,

•                  make any necessary adjustments in accordance with legal or regulatory provisions and, where applicable, contractual stipulations, to protect the rights of holders of securities and other rights giving access to the Company’s capital, and

•                  to suspend, if necessary, the exercise of the rights attached to these securities for a maximum period of three months,

decides that the Board of Directors may:

•                  on its sole initiative and when it deems it appropriate, charge the fees, duties and expenses arising from the capital increases carried out pursuant to the delegation referred to in this resolution, the amount of the premiums related to these transactions and collect, on the amount of these premiums, the sums necessary to bring the legal reserve to one-tenth of the new capital, after each transaction,

•                 make any decision to admit the securities and securities so issued to trading on the Nasdaq Global Market in the United States of America and, more generally,

•                  take any measures, conclude any commitment and carry out any formalities necessary for the successful completion of the proposed issue, as well as the effect of making the resulting capital increase definitive, and amend the bylaws accordingly, decides that this delegation shall not be used during the period of a public takeover bid or offer of exchange relating to the Company’s shares,

notes that this delegation, not being a general delegation of authority relating to the increase of capital without preferential subscription rights, but a delegation of authority relating to the increase of the share capital by issue without preferential subscription rights through an offer referred to in Article L. 411-2 II of the monetary and financial code, does not have the same object as the Thirteenth Resolution of this meeting, notes, therefore, that this delegation shall not render inoperative the Thirteenth Resolution of this meeting, the validity and term of which is not affected by this delegation,

specifies that the delegation granted to the Board of Directors is valid for a period of twenty-six (26) months from this meeting.

Fifteenth Resolution

Delegation to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription rights.

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report,

in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135, L. 225-135-1 et seq., L. 228-91 and L. 228-92of the French Commercial Code,

delegates to the Board of Directors the authority to increase the number of shares or securities to be issued in the event of excess demand for subscription in the context of one or more capital increases of the Company, with or without preferential subscription rights, decided in pursuant to the Twelfth Resolution, Thirteenth Resolution and Fourteenth Resolution above, under the conditions set out in Articles L. 225-135-1 and R. 225-118 of the French Commercial Code (as of the date hereof, within thirty days of the closing of the subscription, at the same price as that used for the initial issue and within the limit of 15% of the initial issue), with such shares conferring the same rights as the initial issuance shares, subject to the date of their dividend rights, specifies that the nominal amount of any increase in share capital decided pursuant to this delegation in the context of capital increases of the Company, with or without preferential subscription rights decided under the above delegations, will be deducted from the aggregate limit set forth in the Sixteenth Resolution below, to which shall be added, as the case may be, the additional amount of any additional shares or securities to be issued in order to preserve, in accordance with the law and, as the case may be, any contractual stipulations, the rights of holders of securities giving access to the share capital and other rights giving access to the share capital, decides that this delegation shall not be used during the period of a public takeover bid or offer of exchange relating to the Company’s shares,

resolves that this delegation be given to the Board of Directors for a period of twenty-six (26) months from the date of this meeting,

resolves that the Board of Directors shall have all powers, with the power to sub delegate under the conditions provided for by law, to implement, in accordance with the conditions set by law and the Bylaws, this delegation in order to, in particular:

•                  set the dates, terms and conditions, and manner of any issue and the form and characteristics of the shares or securities giving access to the capital to be issued, with or without a premium,

•                  to decide on the amounts to be issued, the date of attachment of dividend rights (which may be retroactive) of shares or securities giving rights to the share capital to be issued, the means of payment and, as the case may be, the manner of exercising any rights of exchange, conversion, redemption or allocation of any other type of shares or securities giving access to share capital,

•                  make any necessary adjustments in accordance with legal or regulatory provisions and, where applicable, contractual stipulations, to protect the rights of holders of securities and other rights giving access to the Company’s capital, and

•                  to suspend, if necessary, the exercise of the rights attached to these securities for a maximum period of three months,

decides that the Board of Directors may:

•                  on its sole initiative and when it deems it appropriate, charge the fees, duties and fees arising from the capital increases carried out pursuant to the delegation referred to in this resolution, the amount of the premiums related to these transactions and collect, on the amount of these premiums, the sums necessary to bring the legal reserve to one-tenth of the new capital, after each operation,

•                  make any decision to admit the securities and securities so issued to trading on the Nasdaq Global Market in the United States of America and, more generally,

•                  take any measures, conclude any commitment and carry out any formalities necessary for the successful completion of the proposed issue, as well as the effect of making the resulting capital increase definitive, and amend the Bylaws accordingly.

Sixteenth Resolution

Overall limitations on the amount of issues made pursuant to the Twelfth, Thirteenth,  Fourteenth and Fifteenth Resolutions above

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report and the statutory auditors’ report,

resolves that:

•                  the aggregate maximum nominal amount of the capital increases that may be realized pursuant to the delegations granted pursuant to the Twelfth Resolution, Thirteenth Resolution, Fourteenth Resolution and Fifteenth Resolution of this meeting shall not be greater than €928,000, it being specified that the maximum nominal global amount of the share capital increases which may be realized pursuant to the delegations granted pursuant to the Thirteenth resolution, the Fourteenth Resolution and the Fifteenth Resolution shall not be greater than €232,000, and to these limits shall be added the additional amount of the shares to be issued in order to preserve, in accordance with legal or regulatory provisions and, as the case may be, with the applicable contractual provisions, the rights of the holders of securities and other rights giving access to shares,

•                  the maximum aggregate nominal amount of the debt securities that may be issued pursuant to the delegations granted pursuant to the resolutions referred to above is €136,300,000 (or the equivalent on the date of issue of this amount in foreign currency) or in units of account established by reference to several currencies), it being specified that this limit does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A, and L. 228-92, paragraph 3, of the French Commercial Code, whose issuance would be decided or authorized by the Board of Directors under the conditions provided by Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions that the Company may determine in accordance with the provisions of Article L. 228-36-A of the French Commercial Code.

Seventeenth Resolution

Delegation of authority granted to the Board of Directors to increase the share capital by capitalization of premiums, reserves, profits or other sums allowed to be capitalized

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by provided for by Article L. 225-130 of the French Commercial Code,

having considered the Board of Directors’ report and the statutory auditors’ report,

in accordance with the provisions of Articles L. 225-129, L. 225-129-2, and L. 225-130 of the French Commercial Code,

delegates to the Board of Directors the power to decide on one or more capital increases by capitalization of bonuses, reserves, profits or other amounts, the capitalization of which is legally and statutorily permissible, in the form of new free shares, by increasing the par value of the existing shares, or through the combined use of these two methods, with such shares conferring the same rights as the original shares subject to their date of dividend rights, resolves that the total nominal amount of the share capital increases that may be realized immediately or in the future, may not exceed € 150,000, plus, if applicable, the additional amount of shares issued in order to preserve, in accordance with legal or regulatory provisions and, as the case may be, applicable contractual stipulations, the rights of holders of securities and other rights giving access to shares, it being specified that this limit is set independently and separately from the limit referred to in the Sixteenth Resolution above, resolves, in accordance with the provisions of Article L. 225-130 of the French Commercial Code, that in the event of use by the Board of Directors of this delegation, any fractional rights will not be negotiable and that the corresponding securities will be sold, with the sums from such sale being allocated to the rights holders within the period prescribed by regulation, resolves that the Board of Directors shall have all power, with the authority to sub delegate under the conditions provided by law, to implement, in accordance with the conditions set by law and the Bylaws, this delegation in order to, in particular:

•                  adopt all the terms and conditions of the authorized transactions and in particular to fix the amount and nature of the reserves, premiums to be incorporated, number of new shares to be issued or the amount by which the par value of the existing shares will be increased,

•                  take all measures to protect the rights of holders of securities giving access to the capital of the Company as of the date of the capital increase,

•                  in its discretion, charge the costs of the capital increase to the amount of the premiums related thereto and to deduct from this amount the sums necessary to bring the legal reserve to one-tenth of the new share capital after each capital increase,

•                  acknowledge the completion of any capital increase that will result,

•                  carry out any related formalities and proceed, in particular, with the modification of the Bylaws and more generally carry out any necessary formalities,

decides that this delegation shall not be used during the period of a public takeover bid or offer of exchange relating to the Company’s shares,

resolves that this delegation is granted for a period of twenty-six (26) months from the date of this meeting and terminates all previous delegations having the same purpose.

Eighteenth Resolution

Authorization to be given to the Board of Directors to carry out the free allocation of existing shares or newly issued shares to salaried employees of the Company or companies in the group and / or to certain corporate officers of the Company

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report and the Statutory Auditors’ report,

in accordance with the provisions of articles L. 225-197-1 et seq. of the French Commercial Code.

authorizes the Board of Directors to allocate, on one or more occasions, free existing or newly issued Company shares to salaried employees, or certain categories of them, and / or its corporate officers who meet the conditions stipulated in Article L. 225-197-1, II of the French Commercial Code, and to salaried employees of companies or economic interest groups in which the Company holds, directly or indirectly, at least 10% of the share capital or voting rights on the date of allocation of the shares in question, resolves to set the total number of free shares that may be allocated by the Board of Directors pursuant to this authorization at 2,000,000 shares with a par value of €0.08 per share, it being specified that the total number of free shares allocated by the Board of Directors may never exceed the overall limit of 10% of the existing share capital of the Company on the date of the allocation decision, and that this number shall be deducted from the overall limit provided by the Twentieth Resolution below, resolves that the allocation of the shares to their beneficiary shall be final, subject to the conditions or criteria that may be set by the Board of Directors being met, at the end of a period of at least one (1) year (the “Vesting Period”) and that the beneficiaries of the shares must, where applicable, hold them during a period set by the

Board of Directors (the “Holding Period”) which, combined with the Vesting Period, may not be less than two (2) years,

resolves, notwithstanding the foregoing provisions, that the shares shall be permanently allocated before the end of the term of the Vesting Period in the event of the disability of the beneficiary corresponding to the second or third category referred to in article L. 341-4 of the French Social Security Code, resolves that the shares allocated shall be freely assignable in the event of an allocation request submitted by the heirs of a deceased beneficiary or in the event of the disability of the beneficiary corresponding to the aforementioned categories of the French Social Security Code, resolves that the duration of the Vesting Period and, where applicable, the Holding Period, shall be set by the Board of Directors in accordance with the above-mentioned limits,

notes that, in accordance with the provisions of Article L. 225-197-1 of the French Commercial Code, when the allocation involves newly issued shares, this authorization automatically entails, in favor of the beneficiaries of the free share allocation, the waiver by shareholders of their preferential subscription rights to the newly issued shares, with the corresponding capital increase being fully realized by sole virtue of the final allocation of the shares to the beneficiaries, notes that this decision entails, as may be necessary, the waiver by shareholders in favor of the beneficiaries of free shares, of the portion of reserves, profits or share premiums which, where applicable, shall be used in the event of the issuance of new shares at the end of the Vesting Period and, for which purpose, all powers are delegated to the Board of Directors, delegates to the Board of Directors all powers in order to:

•                  ensure existing reserves are sufficient and transfer to a blocked reserve account upon each allocation, the amounts required to pay for the new shares to be allocated;

•                  decide on the identity of the beneficiaries of the allocations and the number of shares that may be allocated to each of them;

•                  set the conditions and, where applicable, the criteria for allocating these shares,

where applicable:

•                  decide, in due course, the capital increase(s) relating to any issuance of new shares that are freely allocated;

•                  acquire the shares, where applicable, that are necessary for the delivery of any existing shares that are freely allocated;

•                  take any appropriate measures to ensure beneficiaries’ compliance with the required holding obligation;

•                  and, generally, in the context of legislation in effect, do all that is required to implement this resolution.

decides that this delegation shall not be used during a public offering of the Company’s shares.

This authorization, which is granted for a period of thirty-eight (38) months from the date of this Meeting, terminates any prior authorization having the same purpose.

Nineteenth Resolution

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report and the Statutory Auditors’ report,

delegates to the Board of Directors its authority to issue a maximum number of 2,000,000 ordinary share purchase warrants (“BSAs”), it being specified that this number be deducted from the overall limit provided by the Twentieth Resolution below, resolves that each BSA shall give entitlement to subscribe to one ordinary share of the Company with a par value of €0.08, representing a capital increase of a maximum par amount of €160,000,

resolves that the issue price of a BSA shall be determined by the Board of Directors on the date the BSA is issued in accordance with its characteristics and shall be at least equal to 5% of the volume-weighted average price of the last five (5) trading sessions on the NASDAQ Global Market preceding the date of allocation of the aforementioned BSA by the Board of Directors, resolves to waive, for these BSAs, the shareholders’ preferential subscription rights, with the aforementioned BSAs only able to be allocated to the following category of beneficiaries: Directors of the Company or of one of its subsidiaries according to the date of allocation of the BSAs, who are not employees or managers of the Company or of one of its subsidiaries, independent members of any committee that the Board of Directors of the Company has established or will establish, as well as any natural or legal person related to the Company or to one of its subsidiaries by means of a consultancy agreement (the “Beneficiaries”), resolves, in accordance with the provisions of Article L. 225-138-I of the French Commercial Code, to delegate to the Board of Directors the task of agreeing the list of Beneficiaries and number of BSAs allocated to each Beneficiary designated as such, authorizes the Board of Directors, within the limits of the foregoing, to issue and allocate BSAs, on one or more occasions, to each Beneficiary,

resolves to delegate to the Board of Directors the task of setting, for each Beneficiary, the terms and conditions for exercising BSAs and, in particular, the issue price of BSAs and the BSA exercise schedule, it being specified that these must be exercised no later than ten (10) years from their issuance and that the BSAs not exercised at the expiry of this ten (10) year period shall automatically lapse, resolves that each BSA will allow the subscription of one ordinary share with a par value of €0.08 at an exercise price determined by the Board of Directors on the date of application of the BSAs, which must be at least equal the equivalent in Euros of the closing price in US dollars of an ADS on the Nasdaq Global Market on the day preceding the Board of Directors’ decision to allocate the BSAs, and resolves that the ordinary shares thus subscribed must be fully paid up at the time of their subscription, either by cash or through offsetting of any debt,

resolves that the new shares delivered to the Beneficiary upon the exercise of their BSAs shall be subject to all legal provisions and shall carry dividend rights from the first day of the financial year in which they are issued, resolves that the BSAs shall be transferable. They shall be issued in registered form and held in an administered account,

resolves to issue a maximum of 2,000,000 ordinary shares to which the BSAs issued shall grant entitlement,

states that pursuant to the provisions of articles L. 228-91 and L. 225-132 of the French Commercial Code, this decision entails shareholders waiving, in favor of the BSA holders, their preferential subscription rights in respect of the ordinary shares to which the BSAs grant entitlement, recalls that pursuant to Article L. 228-98 of the French Commercial Code:

•                  that in the event of a capital reduction prompted by losses from a reduction in the number of shares, the rights of BSA holders in terms of the number of shares to be received upon exercise of the BSAs shall, as a consequence, be reduced as if these holders had been shareholders from the date of issue of the BSAs;

•                  that in the event of a capital reduction prompted by losses from a reduction in the par value of the shares, the subscription price of the shares to which the BSAs grant entitlement shall remain unchanged, with the issue premium being increased by the amount of the reduction in the par value, resolves further that:

•                  in the event of a capital reduction not prompted by losses from a reduction in the par value of the shares, the subscription price of the shares to which the BSAs grant entitlement shall be reduced proportionally;

•                  in the event of a capital reduction not prompted by losses from a reduction in the number of shares, the BSA holders, if they exercise their BSAs, may request that their shares be repurchased under the same conditions as if they had been shareholders at the time that the company repurchased its own shares, resolves, as stipulated in Article L.228-98 of the French Commercial Code, that the Company is authorized, without having to request the authorization of the BSA holders, to modify their form and corporate purpose, recalls that pursuant to the provisions of article L. 228-98 of the French Commercial Code, the Company may neither amend the rules for distributing its profits, nor redeem its capital or create preference shares involving such a modification or redemption unless so authorized by the contract of issuance or in the circumstances stipulated in Article L. 228-103 of the French Commercial Code and subject to making the provisions necessary to maintain the rights of the holders of securities giving access to the capital according to the conditions defined in Article L. 228-99 of the French Commercial Code, resolves that, in the event that it should be necessary to make the adjustment provided by Article L. 228-99 paragraph 3 of the French Commercial Code, the adjustment would be made by applying the method stipulated in article R. 228-91 of the French Commercial Code, it being specified that the value of the preferential subscription right and the value of the share before the detachment of the preferential subscription right would, where necessary, be determined by the Board of Directors in accordance with the subscription, exchange or sales price used for the last transaction involving the Company’s capital (capital increase, contribution of securities, sale of shares, etc.) during the six (6) months preceding the meeting of the aforementioned Board of Directors, or, in the event that no such transaction had been carried out during this period, in accordance with any other financial parameter that might appear relevant to the Board of Directors (and which shall be approved by the Company’s Statutory Auditors),

authorizes the Company to impose on the holders of BSAs the repurchase or redemption of their rights as stipulated in Article 228-102 of the French Commercial Code,

resolves to give all powers to the Board of Directors to implement this resolution and, in particular, in order to:

•                  set the issue price of the BSAs and of the shares to which they give entitlement in fulfillment of the terms of this resolution;

•                  issue and allocate BSAs and to decide the conditions for their exercise and the final terms and conditions of the BSAs, including the exercise schedule, in accordance with the provisions of this resolution and within the limits set by this resolution;

•                  receive subscriptions for BSAs and the related payments;

•                  report the number of ordinary shares issued following the exercise of BSAs, carry out the formalities following the corresponding capital increases and make the relevant amendments to the Bylaws;

•                  take all measures to ensure that BSA holders are protected in the event of a financial transaction involving the Company and in accordance with the legal and regulatory provisions in effect;

•                  generally, take any measures and perform any formality appropriate to this issuance.

decides that this delegation shall not be used during a public offering of the Company’s shares

This delegation, which is granted for a period of eighteen (18) months from the date of this Meeting, terminates any prior delegation having the same purpose.

Twentieth Resolution

Overall limitations on the amount of issues under the Eighteenth Resolution and the Nineteenth Resolution above.

The Company is seeking shareholder approval of a maximum aggregate number of shares (i.e., up to €160,000 of nominal value in the aggregate representing up to 2,000,000 new shares) that the Board of Directors may issue pursuant to the authorization to grant free shares under the Eighteenth Resolution, and delegation to grant warrants under the Nineteenth Resolution, in an aggregate total amount of 2,000,000 shares.

The Board of Directors recommends the approval of a maximum aggregate number of shares that may be issued pursuant to the preceding resolutions relating to grants of free shares and warrants in order to limit potential dilution to existing shareholders.

In determining the overall limitation being requested for shareholder approval by this Twentieth Resolution, the Board of Directors considered the following:

•                  Remaining Competitive by Attracting and Retaining Talent. The Board of Directors considered the importance of maintaining an equity incentive program to attract, retain and reward high-performing employees, consultants, and directors particularly in the highly competitive technology markets in which we compete for talent.

•                  Number of Shares Outstanding; Number of Shares Available for Grant. As of March 31, 2018, 29,630,663 ordinary shares are outstanding and if the preceding resolutions are approved, no ordinary shares other than the 2,000,000 will be available for issuance as free shares or warrants.  The ordinary shares available for issuance under the Company’s equity incentive programs are not increased due to forfeitures or expiration of outstanding awards from prior delegations.

•                  Overhang. Overhang measures the potential dilution to which the Company’s existing shareholders are exposed due to outstanding equity awards. As of March 31, 2018, we had outstanding 2,524,825 shares subject to outstanding options and warrants with an average remaining term of 7.1 years and a weighted average exercise price of $14.39 per share, and 918,508 outstanding free shares.

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report,

resolves that the total number of (i)  shares that would be allocated free of charge pursuant to the Eighteenth Resolution above and (ii) shares that may be issued upon the exercise of share warrants allocated pursuant to the Nineteenth Resolution above, may not exceed 2,000,000 shares with a par value of €0.08 each, it being specified that to this ceiling shall be added the additional amount of shares to be issued in order to protect, in accordance with the applicable contractual stipulations, the rights of the holders of securities and other rights giving access to the shares.

Twenty-First Resolution

Delegation to be granted to the Board of Directors in view of a capital increase through the issuance of shares of the Company to participants in a company savings plan established in accordance with articles L. 3332-1 et seq. of the French Labor Code.

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report and the Statutory Auditors’ report,

in accordance, in particular, with the provisions of Articles L. 225-129 et seq. and L. 225-138-1 of the French Commercial Code and Articles L. 3332-1 et seq. of the French Labor Code,

delegates to the Board of Directors its authority in order to increase the share capital, on one or more occasions, at its discretion, by issuing ordinary shares reserved, directly or through the intermediary of a collective employee shareholding plan as stipulated in Articles L. 3332-1 et seq. of the French Labor Code which would be open to employees of the Company and of companies related to it within the meaning of Article L. 225-180 of the French Commercial Code and Article L. 3344-1 of the French Labor Code and which, moreover, meet the conditions that may be set by the Board of Directors (hereafter, “Group Employees”), resolves, consequently, to waive the preferential subscription rights granted to shareholders by Article L. 225-132 of the French Commercial Code and to reserve subscription for the aforementioned shares to Group Employees, resolves that the total par amount of capital increases that may be carried out pursuant to this resolution must not exceed the maximum amount of €45,680, and will be deducted from the aggregate maximum limit contemplated by the Twenty-Fourth Resolution, to which shall be added, where applicable, the additional amount of shares to be issued in order to protect, in accordance with the applicable contractual stipulations, the rights of the holders of securities and other rights giving access to the shares, resolves that the issue price for a share shall be determined by the Board of Directors in accordance with the terms and conditions stipulated in Article L. 3332-20 of the French Labor Code, it being specified, however, that if, when use is made of this delegation, the shares of the Company were admitted for trading on a regulated market within the meaning of the French Commercial Code, the price would be set in accordance with the provisions of Article L. 3332-19 of the French Labor Code, resolves that the Board of Directors shall have all powers, with the ability to delegate further according to the conditions stipulated in law, in order to implement this delegation,

decides that this delegation shall not be used during a public offering of the Company’s shares,

sets at eighteen (18) months from the date of this Annual General Meeting, the term of validity of this delegation.

Twenty-Second Resolution

Delegation to be granted to the Board of Directors in view of a capital increase through the issuance of Company shares with waiver of shareholders’ preferential subscription right in favor of a first category of persons meeting certain determined criteria.

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report and the Statutory Auditors’ report,

in accordance with the provisions of Articles L. 225-129 et seq. and L.225-138 of the French Commercial Code,

delegates to the Board of Directors its authority to proceed with a capital increase, on one or more occasions, by its sole deliberation, through the issuance of shares of the Company,

decides to waive the preferential subscription right granted to shareholders under Article L. 225-132 of the French Commercial Code and to reserve the subscription of such shares to the following category of persons:

•                  any trust, investment fund, company or other legal entity to be created, in France or abroad, in connection with permitting such entity to implement, as the case may be, an international Employee Stock Purchase Plan ( “ESPP” ) adopted or to be adopted by the Company and available to all or a part of the employees of the Company and affiliated companies, in France or abroad, within the meaning of Article L. 225-180 of the French Commercial Code and who, in addition, satisfy any criteria to be determined by the Board of Directors, decides that the total nominal amount of the share capital increases that may be carried out in accordance with the present resolution may not exceed €45,680 and will be counted against the aggregate maximum limit contemplated by the Twenty-Fourth Resolution hereafter, it being specified that this maximum amount may be increased, as the case may be, by the additional amount of shares to be issued in order to preserve, in accordance with applicable law and regulations and, as the case may be, any contractual provisions, the rights of shareholders and holders of other rights giving access to shares, decides that the issuance price for a share shall be determined by the Board of Directors on the date of the decision to issue the shares and must be no less than, during each offering period, as defined in the ESPP (“Offering Period”), the Euro equivalent of eighty-five percent (85%) of the lower of the closing price in US dollars of an ADS of the Company on the NASDAQ Global Market on the first day of the relevant Offering Period and on the last day of such period (or, as the case may be, on any other date during such period as shall be decided by the Board of Directors in accordance with the ESPP), as published in the Wall Street Journal or any other source that the Board of Directors shall judge to be reliable, decides that the Board of Directors shall have all other powers, with the ability to sub-delegate within the conditions contemplated by law, in order to implement the present delegation and, in particular, to determine the list of Beneficiaries meeting the requirements mentioned above, decides that this delegation shall not be used during a public offering of the Company’s shares,

fixes at eighteen (18) months as from the date of this shareholders’ meeting the duration of the validity of this delegation.

Twenty-Third Resolution

Delegation to be granted to the Board of Directors in order to increase the share capital through the issuance of shares of the Company, with waiver of the preferential subscription right of shareholders, in favor of a second category of persons meeting certain determined criteria

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report and the Statutory Auditors’ report,

in accordance with the provisions of Articles L. 225-129 et seq. and L.225-138 of the French Commercial Code,

delegates to the Board of Directors its authority to proceed with a capital increase, on one or more occasions, on its sole deliberation, through the issuance of shares of the Company,

decides to waive the preferential subscription right granted to shareholders under Article L. 225-132 of the French Commercial Code and to reserve the subscription of such shares to the following category of persons:

•                  The employees of the Company and affiliated companies, in France and abroad, within the meaning of Article L. 225-180 of the French Commercial Code belonging to an ESPP and meeting the criteria as may be determined, as the case may be, by the Board of Directors (the “Beneficiaries”),

decides that the total nominal amount of the share capital increases that may be carried out in accordance with the present resolution may not exceed €45,680 and will be counted against the aggregate maximum limit contemplated by the Twenty-Fourth Resolution hereafter, it being specified that this maximum amount may be increased, as the case may be, by the additional amount of shares to be issued in order to preserve, in accordance with applicable law and regulations and, as the case may be, any contractual provisions, the rights of shareholders and holders of other rights giving access to shares, decides that the issuance price for a share shall be determined by the Board of Directors on the date of the decision to issue the shares and must be no less than, during each offering period, as defined in the ESPP (“Offering Period”), to the Euro equivalent of eighty-five percent (85%) of the lower of the closing price in US dollars of an ADS of the Company on the NASDAQ Global Market on the first day of the relevant Offering Period and on the last day of such period (or, as the case may be, on any other date during such period as shall be decided by the Board of Directors in accordance with the ESPP), as published in the Wall Street Journal or any other source that the Board of Directors shall judge to be reliable, decides that the Board of Directors shall have all other powers, with the ability to sub-delegate within the conditions contemplated by law, in order to implement the present delegation and, in particular, to determine the list of Beneficiaries meeting the requirements mentioned above, decides that this delegation shall not be used during a public offering of the Company’s shares,

fixes at eighteen (18) months as from the date of this shareholders’ meeting the duration of the validity of this delegation.

Twenty-Fourth Resolution

Global limit of the amount of the issuances implemented under the Twenty-First Resolution, Twenty-Second Resolution and Twenty-Third Resolution above.

The Company is seeking shareholder approval of the maximum share capital increase aggregate amount (i.e., up to €45,680 of nominal value in the aggregate, representing up to 571,000 new shares) that the Board of Directors may decide pursuant to the Twenty-First through Twenty-Third Resolutions above, including shares to be issued pursuant to its ESPP.

The Board of Directors recommends the approval of a maximum aggregate number of shares that may be issued pursuant to the Twenty-First through Twenty-Third Resolutions above in order to limit potential dilution to existing shareholders.

In June 2017, our shareholders authorized up to 571,000 shares that may be issued under the ESPP, and the ESPP was approved by our Board of Directors in October 2017.

In determining the overall limitation being requested for shareholder approval by this Twenty-Fourth Resolution, the Board of Directors considered the following:

•                  Remaining Competitive by Attracting and Retaining Talent. Our ESPP will be a significant part of our overall equity compensation strategy, especially with respect to our non-executive employees.  The ESPP allows our employees to buy our shares at a discount through payroll deductions.  In the highly competitive technology industry in which we compete for talent, we believe that offering an employee stock purchase program is critical to our ability to maintain competitive.  Without an ESPP, we may be restricted in our ability to offer competitive compensation to existing employees and qualified candidates, and our business and ability to increase long-term shareholders value could be adversely affected.

•                  Estimated Purchases. The actual number of Shares that will be purchased under the ESPP cannot be determined because such number will depend on a number of indeterminable factors (including the number of participants, the rates at which participants make contributions to the ESPP, and our share price).  However, using the per share price as of May 1, 2018 the estimated numbers of shares that may be purchased under the ESPP during the current six-month offering period is 179,016 shares (assuming no decrease in the share price).

•                  Employee Participation.  As of May 1, 2018, approximately 902 employees were eligible to participate in the ESPP.

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Extraordinary General Meetings,

having considered the Board of Directors’ report,

decides that the aggregate total nominal amount of the share capital increases that may be carried out in accordance with the delegations granted pursuant to the Twenty-First Resolution, Twenty-Second Resolution and Twenty-Third Resolution above is set at €45,680, it being specified that this maximum amount may be increased, as the case may be, by the additional amount of shares to be issued in order to preserve, in accordance with applicable law and regulations and, as the case may be, any contractual provisions, the rights of shareholders and holders of other rights giving access to shares.

DETERMINATION OF DIRECTOR INDEPENDENCE

Our Board of Directors has undertaken a review of the independence of the directors and proposed nominees, and considered whether any director has a material relationship with us that could compromise such director’s ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our Board of Directors determined that Messrs.  Jones, Lillie and Nelson, and Mmes. Caldwell and Denzel, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ. In making such determination, our Board of Directors considered the relationships that each non-employee director has with us and all other facts and circumstances our Board of Directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

Ratification of Appointment of Ms. Nora Denzell

Nora Denzel has served on our Board of Directors since July 2017. Ms. Denzel most recently served as interim CEO of Outerwall Inc. from January 2015 to September 2015, as Senior Vice President of Big Data, Marketing and Social Product Design from February 2008 to August 2012 at Intuit Inc. and has held a number of senior executive positions at Hewlett Packard Enterprise Company. Ms. Denzel holds a Master of Business Administration degree from Santa Clara University and a Bachelor of Science degree in Computer Science from the State University of New York. We believe that Ms. Denzel is qualified to serve as a member of our Board of Directors because of her operational expertise gained as a senior executive at leading technology companies as well as her knowledge of the technology industry generally.

The Board of Directors proposes ratifying Ms. Denzel’s cooptation to the Board of Directors for a term ending at the conclusion of the general meeting approving the accounts for the fiscal year ended December 31, 2020.

Ratification of Appointment of Mr. Brian Lillie

Brian Lillie has served on our Board of Directors since May 2018. Mr. Lillie has been with Equinix for nearly ten years, and during that time has served in increasingly senior roles with the company. He was named Chief Product Officer of Equinix last year and served as its Chief Customer Officer from 2016 to 2017. Prior to that, he was the company’s Chief Information Officer for eight years. Before joining Equinix, Mr. Lillie held strategic leadership roles at Verisign, including Vice President of Global Sales Operations. He began his private sector career in IT with Silicon Graphics, including an assignment in Switzerland where he supported IT across EMEA. Previously, Mr. Lillie was an officer with the United States Air Force for nearly a decade, serving as commander of a communications squadron, as an operations director in a mission control center operating satellites, and as a project officer in space research and development. Widely recognized for his leadership and work driving IT innovation, Mr. Lillie was named Silicon Valley Business Journal’s Silicon Valley CIO of the Year in 2014.  He currently sits on the board of Lumentum Holdings Inc.

We believe that Mr. Lillie is qualified to serve as a member of our Board of Directors because of his operational expertise gained as a senior executive at leading technology companies as well as his knowledge of the technology industry generally.

The Board of Directors proposes ratifying Mr. Lillie’s cooptation to the Board of Directors and renewal of his term until the conclusion of the general meeting approving the accounts for the fiscal year ended December 31, 2020.

Renewal of Term of Ms. Nanci Caldwell

Nanci Caldwell has served as a member of our Board of Directors since February 2017. Ms. Caldwell was appointed to fill a vacancy created by the resignation of a former director, provided that such appointment must be ratified at our next shareholders’ general meeting. Ms. Caldwell worked at PeopleSoft, Inc., a provider of human resource management systems acquired by Oracle Corporation, where she served as Senior Vice President and Chief Marketing Officer from April 2001 to January 2002 and as Executive Vice President and Chief Marketing Officer from January 2002 to December 2004. Ms. Caldwell currently serves on the board of directors of Citrix Systems, Inc., an enterprise software company, CIBC, a retail banking company, Donnelley Financial Solutions, Inc., a provider for regulatory compliance, capital markets transactions and shareholder communications and Equinix, Inc., an IT data center company. She has previously served on several public and private boards including Deltek, Inc., an enterprise software and information solutions company, and Tibco Software, Inc., a data analytics and processing company. Ms. Caldwell holds a B.A. in Psychology from Queen’s University, Kingston, Canada. We believe that Ms. Caldwell is qualified to serve as a member of our Board of Directors because of her operational expertise gained as a senior executive at leading technology companies as well as her knowledge of the technology industry generally.

The Board of Directors proposes renewing the term of Ms. Caldwell for a term ending at the conclusion of the general meeting approving the accounts for the fiscal year ended December 31, 2020.

Renewal of Term of Mr. Patrick S. Jones

Patrick S. Jones has served as a member of our Board of Directors since November 2015. Mr. Jones has been a private investor since March 2001. Mr. Jones currently serves on the board of directors of Fluidigm Corporation, which makes devices for genomics research and Itesoft S.A., a software company that provides solutions for business process automation. From 2003 to April 2018, Mr. Jones served on the board of directors of Inside Secure S.A., a company that makes digital security solutions. From June 2005 to May 2015, Mr. Jones served as Chairman of the board of directors of Lattice Semiconductor Corporation, a fabless semiconductor company. From June 2008 to December 2012, Mr. Jones served as Chairman of Dialogic Inc., a communications technology company. From 2008 to 2012, Mr. Jones served as Chairman of Epocrates, Inc., a provider of clinical solutions to healthcare professionals and interactive services to the healthcare industry, which was acquired by athenahealth, Inc. in March 2013. From 2007 to 2012, Mr. Jones also served on the board of directors of Openwave Systems Inc., a telecom infrastructure software provider that changed its name to Unwired Planet in 2012. From July 2007 to October 2011, Mr. Jones served on the board of directors of Novell, Inc., an enterprise infrastructure software provider that was sold to Attachmate Corporation in 2011. From June 1998 to March 2001, Mr. Jones served as the Senior Vice President and Chief Financial Officer of Gemplus International S.A. (now Gemalto), a provider of solutions empowered by smart cards. Prior to Gemalto, from March 1992 to June 1998, he served as Vice President, Finance, and Corporate Controller at Intel Corporation, a producer of microchips, computing and communications products. Prior to that, Mr. Jones served as Chief Financial Officer of LSI Corporation, a semiconductor company. Mr. Jones holds a B.A. in Latin American Studies from the University of Illinois and an M.B.A. from St. Louis University. We believe that Mr. Jones is qualified to serve as a member of our Board of Directors because of his significant financial and accounting expertise and international business experience.

The Board of Directors proposes renewing the term of Mr. Jones for a term ending at the conclusion of the general meeting approving the accounts for the fiscal year ended December 31, 2020.

Renewal of Term of Mr. Brian Lillie

Mr. Lillie was appointed at the May 3, 2018 meeting of the Board of Directors as a replacement for Bernard Liautaud to serve until the expiration of Mr. Liautaud’s term of office. As Mr. Liautaud’s term of office was to expire at the end of this ordinary annual general meeting, Mr. Lillie’s term of office needs to be renewed for a period of three years ending at the end of the ordinary annual general meeting at which the financial statements for the fiscal year ended December 31, 2020.

Appointment of Mr. Mark Nelson as Director

The Board of Directors hereby recommends appointing Mr. Mark Nelson for a term ending at the conclusion of the general meeting approving the accounts for the fiscal year ended December 31, 2020.

Mr. Nelson is Executive Vice President of Product Development at Tableau where he is responsible for leading the global engineering team, helping the company continue to broaden and deepen its industry leading analytics platform to support customers globally. Mr. Nelson has more than 25 years of experience in software development, engineering, and SasS infrastructures at AT&T, Informix, Oracle and most recently at Concur, where he served as Chief Technology Officer.  At Concur, Mr. Nelson was responsible for all aspects of product development as well as hosting operations for their SaaS services and Concur’s internal IT function.  Previously, he spent more than 16 years as Vice President and Architect at Oracle, where his last role was responsibility for much of Oracle’s cloud infrastructure. Mr. Nelson’s extensive cloud computing expertise also affords him a role as an Advisory Board Member for SkyTap, a cloud provider focused on transforming traditional enterprise applications.  He holds a B.S. in General Engineering and an M.S. in Computer Science from the University of Illinois at Urbana-Champaign.

The Board of Directors proposes appointing Mr. Nelson for a term ending at the conclusion of the general meeting approving the accounts for the fiscal year ended December 31, 2020.

SUMMARY OF THE COMPANY’S STATUTORY FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

NOTICE: The figures presented in this document have been derived from the Talend S.A.’s stand-alone French statutory financial statements for the fiscal year 2017 prepared in accordance with French GAAP rules.  These figures relate to Talend S.A. on a non-consolidated basis only, and do not include any financial information related to Talend S.A.’s subsidiaries.

Revenue

Total consolidated revenue, $148.6 million, increased by $42.6 million, or 40%, in the year ended December 31, 2017 compared to the year ended December 31, 2016. Growth in total revenue was attributable to increased demand for our products from both new and existing customers. In France, revenue for fiscal year 2017 increased by more than 30% compared to fiscal year 2016.

Breakdown by activity and geographies is as follows (in Euros):

Breakdown by activity	France and Overseas Departments and Territories	EU and Rest of World	2017	2016
Subscriptions & Support	19,327,077	4,839,439	24,166,516	20,567,927
Consulting	1,673,281	405,296	2,078,577	1,860,042
Training	385,219	141,375	526,594	554,648
Others	64,167	37,071	101,238	84,731
Intercompany		24,142,238	24,142,238	16,074,322
Total	21,449,744	29,565,619	51,015,363	39,141,670

Expense analysis

With regard to the expense analysis, please note the following (in Euros):

	Year ended December 31,
Expense analysis	2017	2016
Total operating expenses	68,517,379	55,646,403
employee related expenses	24,145,011	17,704,040
intercompany expenses	30,081,715	27,848,986
other operating expenses	14,290,653	10,093,377
Total non-operating expense	7,252,828	2,157,946
Total exceptional expenses	23,778	8,095
TOTAL EXPENSES	75,302,321	57,318,450

Employee related costs have increased by €6.4 million, or +36%, compared to fiscal year 2016, which is explained by a high workforce increase (+18%).

Intercompany expenses increased by 8 % compared to fiscal year 2016 (in conjunction with the increase of intra-group revenue by 5%), which are as follows:

•                  Increase in research and development costs of 9%, primarily in China; and

•                  Increase in licensing costs of 28.5%, primarily related to the losses incurred by U.S. and Singapore subsidiaries.

Profit analysis

Compared income of the Company is as follows:

	Year ended December 31,
Income analysis	2017	2016
Operating income	(17,184,069)	(16,547,343)
Financial income	(2,803,133)	4,058,485
Loss before income tax and non-operating expenses	(19,987,202)	(12,488,858)
Non-operating profit	(23,638)	17,302
Income tax	(491,664)	(493,994)
Net income	(19,519,177)	(11,977,562)

The operating loss was slightly higher than for fiscal year 2016 (+ 4%) in parallel with a significant increase in revenue of +30%.

This is due to the significant increase in employee related expenses and intercompany expenses.

Balance sheet analysis (in Euros)

	Year ended December 31,
	2017	2016
ASSETS
Fixed assets	51,2015,503	7,953,732
Stock	0	0
Other assets	53,805,2015	86,538,444
Prepaid expenses	1,272,023	995,165
TOTAL ASSETS	111,606,367	96,654,986
LIABILITIES
Shareholders’ equity	46,059,742	59,773,078
Other equity capital	5,674	98,890
Provisions for risks	6,239,091	2,097,771
Other liabilities	26,774,030	9,109,967
Deferred revenue and other current liabilities	32,527,831	25,575,278
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	111,606,367	96,654,986

Investments for the fiscal year 2017 amounted to €9,707,415 broken down as follows:

•                  Leaseholds improvements: fittings out in Suresnes and Nantes offices for an amount of €530,534;

•                  Capital leases: office equipment, computers, and furniture for an amount of €1,465,453;

•                  Capital investment: investments in the share capital of Restlet SAS for €7,658,188.12; and

•                  Various deposits and guarantees: increase of the security deposit paid in connection with the lease agreement for the Suresnes office premises by €34,078 which now amounts to €138,064 and new deposit paid in execution of the lease agreement related to the Nantes office premises for €37,221,25.

The adjustment in the fiscal year 2016 provision for retirement benefits is €130,362 and has been recorded as a provision for risks and operating expenses.

The decrease in “Other Assets” is related to the decrease in available cash from the Company’s acquisition of Restlet SAS, and the decrease in “Other receivables”, given the 30% decrease in intra-group current accounts.

Main risks and uncertainties

Our business is subject to risks and uncertainties, related to:

•                  Our future financial performance, including our revenue, cost of revenue, gross profit or gross margin, operating expenses, ability to generate positive cash flow and ability to achieve and maintain profitability;

•                  the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•                  our ability to increase the number of subscription customers;

•                  our ability to renew and extend existing customer deployments;

•                  our ability to optimize the pricing for our subscription offerings;

•                  the growth in the usage of the Talend Data Fabric framework;

•                  our ability to innovate and develop the various open source projects that will enhance the capabilities of Talend Open Studio;

•                  our ability to provide superior subscription offerings and professional services;

•                  our ability to successfully introduce new product offerings;

•                  our ability to successfully expand in our existing markets and into new domestic and international markets;

•                  our ability to effectively manage our growth and future expenses;

•                  our ability to maintain, protect and enhance our intellectual property;

•                  general economic conditions that may adversely affect either our customers’ ability or willingness to purchase new or additional subscriptions, delay a prospective customer’s purchasing decision, reduce the value of new subscriptions or affect customer retention;

•                  anticipated trends, growth rates and challenges in our business and in the markets in which we operate, including the continued adoption of big data technologies;

•                  our ability to comply with modified or new laws and regulations applying to our business, including copyright and privacy regulation;

•                  the attraction and retention of qualified employees and key personnel;

•                  the potential benefits of strategic collaboration agreements and our ability to enter into and maintain established strategic collaborations;

•                  developments relating to our competitors and our industry; and

•                  other risks and uncertainties, including those listed under the caption “Risk Factors” and elsewhere in our most recent filings with the Securities and Exchange Commission, including our report on Form 6-K filed with the SEC on May 10, 2018.

GROUP MANAGEMENT REPORT

TO THE JUNE 26, 2018 ANNUAL SHAREHOLDERS MEETING

FOR THE YEAR ENDED ON DECEMBER 31, 2017

Ladies and Gentlemen,

We hereby present to you the management report on the activities of the Talend S.A. and its consolidated subsidiaries (the “Group”) during the financial year beginning on January 1, 2017 and ended on December 31, 2017.

The statutory auditors’ report, this management report and the consolidated financial statements have been made available to you at the registered office, in accordance with legal and regulatory requirements.

The accounts presented to you have been prepared in compliance with the provisions of the IFRS rules as adopted by the European Union and presented in US Dollars, which is the currency used by the Group for its management and internal communication.

a. Situation and activity of the Group during the past financial year

Activity

Total consolidated revenue, $148.6 million, increased by $42.6 million, or 40%, in the year ended December 31, 2017 compared to the year ended December 31, 2016. Growth in total revenue was attributable to increased demand for our products from both new and existing customers. The growth in total revenue was attributable primarily to the sale of subscriptions and to a lesser extent the growth of professional services revenue.

Subscription revenue increased $37.3 million, or 42%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase in subscription revenue was primarily attributable to strong demand for Talend Integration Cloud and Talend Big Data Integration, which combined grew by 100% in the year ended December 31, 2017 compared to the prior period. The increase in revenue was further driven by strong demand from North America where we have invested in greater sales capacity and Asia Pacific where we continued to scale out this expanding territory. Professional services revenue grew by $5.3 million, or 31%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase in professional services revenue was mainly due to increased demand from North American customers.

Since 2014, the Group’s sales strategy has focused on an annualized value of customer contracts, rather than on a multiannual total value of contracts, resulting in a lower annual average price. This goes hand in hand with the desire to value the relationship with the customer and ensure a long-term value scheme, both for the customer and for the Company, as the increase in revenue shows.

Share Capital

Pursuant to the various capital transactions that occurred during the year, the share capital amounted to €2,355,181.36 as of December 31, 2017 and was divided into 29,439,767 ordinary shares with a par value of €0.08 each, fully subscribed.

b. Fiscal Year Results

The details of the consolidated financial statements and the comparative tables included in this report should facilitate your information by comparing them.

Below is a review of the main items reported into the Company’s consolidated balance sheets and financial statements.

We have experienced rapid growth and increased demand for our products over the last few years. Our employee headcount and number of customers have increased significantly, and we expect to continue to grow our headcount significantly over the next year.

Our employee base has grown from 679 employees as of December 31, 2016 to 886 employees as of December 31, 2017.

Pursuant to an exercise of registration rights by certain selling shareholders, the Company completed a secondary offering on the U.S. market of the Nasdaq Global Market on March 21, 2017 in which selling shareholders offered ordinary shares on the market in the form of “American Depositary Shares”, or ADSs. During the transaction, selling shareholders sold 3.1 million ADSs, each representing one of the Company’s ordinary shares, including 467,362 additional ADSs pursuant to an option granted to the underwriters at an offering price of $28.77 per share. We received no proceeds from this offering.

Pursuant to an exercise of registration rights by certain selling shareholders, the Company completed a secondary offering on the U.S. market of the Nasdaq Global Market on November 20, 2017 in which selling shareholders offered ordinary shares on the market in the form of ADSs. During the transaction, selling shareholders sold 2.8 million ADSs, each representing one of the Company’s ordinary shares, at an offering price of $42.69 per share. We received no proceeds from this offering.

As part of its periodic reporting obligations related to its status as a public company, and in accordance with the provisions of the Securities Exchange Act of 1934, the Company is required to file with the Securities and Exchange Commission in the United States an annual report related to consolidated financial statements for the year ended, in the form of a document entitled Form 20-F. The figures presented in this report are those included in Form 20-F, which was filed on March 5, 2018.

Consolidated statements of operations analysis

In thousands ($)

Year Ended December 31	2017	2016

Total revenue	148,595	105,984
Total cost of revenue	34,159	25,568
Gross profit	114,436	80,416

Total operating expenses	143,173	106,408
Loss from operations	(28,737)	(25,992)
Net profit	(2,147)	1,812
Loss before income tax expense	(30,884)	(24,180)
Income tax (expense) benefit	(324)	(63)
Net loss for the year	(31,208)	(24,243)

Foreign currency translation adjustment	(879)	(463)
Total comprehensive loss for the year	(32,087)	(24,706)

Revenue breaks down as follows:

The following table sets forth the Group’s total revenue by region for the periods indicated. The revenues by geographic region were determined based on the country where the sale took place.

	Year Ended December 31
	2017	2016
Americas	$70,671	$47,188
EMEA	71,015	55,422
Asia Pacific	6,909	3,374
	$148,595	$105,984

Revenues from our country of domicile, France, totaled approximately $20.1 million and $31.0 million for the years ended December 31, 2016 and 2017, respectively.

Total cost of revenue increased $8.6 million, or 34%, in the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase in total cost of revenue was primarily driven by an increase in the cost of subscription revenue of $4.1 million, or 33%, in the year ended December 31, 2017 compared to the prior period. We increased our headcount during the period to meet the higher demand for support from our customers, resulting in increased compensation expense for employees and contractors of $3.0 million. Between December 31, 2016 and December 31, 2017, the support team headcount increased by 34% to 95 employees.

The increase in the cost of subscription revenue was also driven by an increase in third-party licensing fees and hosting costs for our Talend Integration Cloud for a total of $0.6 million.

Cost of professional services revenue increased $4.5 million, or 34%, as we increased our team size and the use of contractors to support the professional services demand, particularly in North America. Between December 31, 2016 and December 31, 2017, the professional services team headcount increased by 35% to 85 employees.

Sales and marketing expenses increased $19.3 million, or 29%, in the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase was primarily due to $13.0 million increase in employee compensation related to increased headcount. Between December 31, 2016 and December 31, 2017, our sales and marketing headcount increased by 33% to 365 employees. In addition, to support our continued growth, spending on marketing programs increased by $3.0 million in the year ended December 31, 2017 compared to the year ended December 31, 2016. Sales and marketing expense was also driven by an increase of $1.3 million in travel and entertainment costs.

Research and development expenses increased $7.6 million, or 39%, in the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase was primarily due to a $6.5 million increase in employee compensation expenses, related to increased headcount. Between December 31, 2016 and December 31, 2017, our research and development headcount increased by 27% to 238 employees including 16 new employees from our acquisition of Restlet SAS.

General and administrative expenses increased $9.9 million, or 50%, in the year ended December 31, 2017, compared to the year ended December 31, 2016. The increase was primarily due to an increase of $4.3 million in employee compensation expenses. Between December 31, 2016 and December 31, 2017, our general and administrative headcount increased by 23% to 103 employees as we added personnel to support our growth and the additional requirements of being a public reporting company. Between December 31, 2016 and December 31, 2017, our professional and outside services increased by $4.0 million, $1.4 million of which were expenses related to our follow-on offering and filing of a registration statement on Form F-3 and $0.3 million were costs related to our acquisition of Restlet SAS.

Balance sheet analysis

In thousands ($)

	Assets			Liabilities
Year ended December 31:	2017	2016		2017	2016
Non-current assets	20,334	9,053	shareholders’ equity	(1,110)	18,025

Current assets excluding cash	65,440	44,575	Borrowings	1,195	149

Cash and cash equivalents	87,024	91,023	Provisions	1,932	1,312

			Deferred revenue	140,219	103,895

			Other liabilities	30,562	21,270

Total Assets	172,798	144,651	Total liabilities	172,798	144,651

c. Group’s liabilities in light of business volume and complexity

The financial liabilities amount to $31.757 million compared with $21.419 million for the previous financial year, and is broken down as follows:

	One year or less	One to five years	Total
	(in thousands)
As of December 31, 2017
Trade and other payables	$30,562	$—	$30,562
Borrowings	1,188	7	1,195
	$31,750	$7	$31,757

	One year or less	One to five years	Total
	(in thousands)
As of December 31, 2016
Trade and other payables	$21,270	$—	$21,270
Borrowings	143	6	149
	$21,412	$6	$24,419

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows (in thousands):

	As of December 31
	2016	2017
BPI France	143	1,056
Other	6	139
Total	$149	$1,195

Current borrowings	$143	$1,188
Non-current borrowings	$6	$7

BPI France provides advances for research and development projects which are reimbursable should the project be successful. One successful project has been funded, Project Diamond, for a total of $0.9 million (paid in 2010 for $0.4 million and in 2013 for $0.5 million). We paid this advance quarterly from December 2013 to September 2017. As of December 31, 2017, the balance on this advance was fully repaid.

As part of our acquisition of Restlet SAS, we assumed debt totaling $1.2 million related to advances for research and development projects from BPI France to Restlet SAS.

d. Progress made, difficulties suffered

Total revenue increased $42.6 million, or 40%, in the year ended December 31, 2017 compared to the year ended December 31, 2016. Growth in total revenue was attributable to increased demand for our products from both new and existing customers. The growth in total revenue was attributable primarily to the sale of subscriptions and to a lesser extent the growth of professional services revenue.

This growth continues to mark the steady trend of recent years and is in line with the business strategy to focus on shorter subscription periods in order to maximize revenue.

e.  Description of main risks and uncertainties

Based on the consolidated financial statements, the Group recorded a net loss of US $31.2 million for the year ended December 31, 2017, adjusted by non-cash charges of $10.1 million and a $18.6 million favorable impact from changes in working capital. In addition, the Group generated cash up to $2.3 million for its operating activities.

The net decrease in our working capital was primarily the result of $29.1 million increase in deferred revenue as a result of increased sales of subscriptions, a $7.2 million increase in trade and other payables mainly due to increased trade accruals and accruals for paid time off and commissions and bonuses during the year. In addition to the net increase in our operating liabilities, there was a $18.3 million increase in trade and other receivables in the year ended December 31, 2017 due to increased sales of our product offerings.

In accordance with IAS 1 rule “Presentation of Financial Statements”, an entity shall prepare its financial statements on a going concern basis unless management intends to liquidate the entity, cease operations or if there is no other realistic alternative.

The Board of Directors of the Company has assessed the Group’s ability to continue its activities over the next twelve months. The Board of Directors has examined the cash flow projections and considers that the cash position as at 31 December 2017 and the existing financing arrangements will be sufficient to meet future requirements for the next twelve months at least.

After reviewing the foregoing, the Board of Directors of the Company has concluded that there are no material uncertainties relating to events or circumstances that could affect the Group’s ability to continuity of operations.

Our business is subject to numerous risks and uncertainties related to:

•                  Our future financial performance, including our revenue, cost of revenue, gross profit or gross margin, operating expenses, ability to generate positive cash flow and ability to achieve and maintain profitability;

•                  the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•                  our ability to increase the number of subscription customers, particularly large enterprise customers;

•                  our ability to renew and extend existing customer deployments;

•                  our ability to optimize the pricing for our subscription offerings;

•                  the growth in the usage of the Talend Data Fabric framework;

•                  our ability to innovate and develop the various open source projects that will enhance the capabilities of Talend Open Studio;

•                  our ability to provide superior subscription offerings and professional services;

•                  our ability to successfully introduce new product offerings;

•                  our ability to successfully expand in our existing markets and into new domestic and international markets;

•                  our ability to effectively manage our growth and future expenses;

•                  our ability to maintain, protect and enhance our intellectual property;

•                  general economic conditions that may adversely affect either our customers’ ability or willingness to purchase new or additional subscriptions, delay a prospective customer’s purchasing decision, reduce the value of new subscriptions or affect customer retention;

•                  anticipated trends, growth rates and challenges in our business and in the markets in which we operate, including the continued adoption of big data technologies, industry pricing and competitors’ offerings;

•                  our ability to comply with modified or new laws and regulations applying to our business, including copyright and privacy regulation;

•                  the attraction and retention of qualified employees and key personnel;

•                  the potential benefits of strategic collaboration agreements and our ability to enter into and maintain established strategic collaborations;

•                  developments relating to our competitors and our industry; and

•                  other risks and uncertainties, including those listed under the caption “Risk Factors”.

f. Research and Development overview

Between December 31, 2016 and December 31, 2017, our research and development headcount increased by 27% to 238 employees including 16 from the acquisition of Restlet SAS (versus 187 for year 2016).

French research and development headcount was 127 employees as at December 31, 2017.

Our research and development team is globally distributed in France, Germany and China and has experienced low turnover. We take pride in our ability to attract and retain the best talent to our team and to create a challenging yet fulfilling environment where engineers can thrive, solving complex problems and finding innovative ways to address current and future data integration, data processing and data governance challenges.

We follow agile development methodologies, work with the latest technologies and have created a modern, state of the art, flexible and automated software development process that has allowed us to deliver high-quality products and adapt to market changes and new requirements quickly.

Talend has deep roots in the open source community. We believe our open source approach helps us maintain greater transparency, create better software and have happier customers. We have an open source core product that anyone can download, improve, enrich or extend, and we are very engaged with the open source community to get feedback to improve our products. We have open source committers to key projects from the Apache Software Foundation such as Beam, ActiveMQ, Camel, CXF, Karaf, Syncope, and Falcon that are used in our own technology stack but also in many other enterprise software products.

We strongly believe in providing an excellent customer experience and have invested greatly in our user interface to improve ease of use for our customers. This will remain an area of focus for us as we target new customers and use cases, as displayed in the releases of our Talend Integration Cloud and Talend Data Preparation solutions.

In the years ended December 31, 2015, 2016 and 2017, our research and development expenses were $15.1 million, $19.3 million and $26.8 million, respectively.

The research tax credit decreased during the financial year 2017 (from €0.494 million to €0.492 million).

g. Expected evolution of the Group and future developments

•                  Maintain our technology leadership.  We intend to continue to invest in our Talend Data Fabric platform and innovate and develop new features, functionality and product modules as our markets advance. We have a track record of successful product innovation, as demonstrated by our Talend Big Data Integration product which we launched in 2012 and our Talend Integration Cloud product which we launched in 2015. Subscription revenues from Talend Big Data Integration and Talend Integration Cloud have grown by approximately 100% in fiscal year 2017 and represented more than 40% of our subscription revenue in the fourth quarter of 2017. We expect to continue to launch new products in the coming years with a focus on cloud products.

•                  Grow our customer base.  We plan to grow our base of customers by continuing to expand our sales organization, develop our channel relationships and convert open source users into paying customers. As of December 31, 2017, we have 353 enterprise customers that generate an annualized subscription revenue of $0.1 million or above, an increase of 58% from the prior year.

•                  Further expand within our existing customer base.  Our customers typically make an initial purchase for a specific and immediate need and then subsequently expand their use cases. We have had success in upselling customers from a single project and smaller deployments to expanded deployments over time. We plan to further enhance our land-and-expand sales approach.

•                  Expand our ecosystem of partners.  We will continue to invest in and grow our strong ecosystem of partners spanning big data vendors, cloud application providers, analytical software providers, commercial use/OEM partners, systems integrators and VARs. Our VAR channel is becoming increasingly important, both in countries where we have a direct presence and in new countries which we plan to serve primarily through our VAR partners. Systems integrators and key technology partners will also be critical to increasing our awareness within many segments of the market.

•                  Continue to grow internationally.  Although the United States is one of Talend’s fastest-growing markets, we expect to experience balanced growth across the United States and the rest of the world as we expand our global presence. Today, we have a presence in Germany, France, Canada, the United Kingdom, Ireland, Spain, Italy, Australia, Singapore, the Netherlands, Sweden, Switzerland, China, India and Japan. We will continue to invest in further expanding our footprint in international markets.

•                  Cultivate our open source community.  We will continue to release open source versions of our product to increase our exposure among developers and enhance our community to develop additional components and connectors for our integration platform, some of which we will commercialize.

h. Remarkable events since December 31, 2017.

1)                 During February 7, 2018 meeting, the Board of Directors:

•                  Appointed by Mr. Steve Singh as a member of the Nominating and Governance Committee as a replacement for Mr. Bernard Liautaud, with retroactive effect from December 6, 2017 and for the duration of his appointment as a director.

•                  Took note of the resignation of Mr. Bernard Liautaud from his mandate as a director of the Company and as a result of his function of member of the Nominating and Governance Committee, effective December 6, 2017.

On March 6, 2018, the company finalized a secondary offering completed through the sale of 3,916,474 ADS, sold by existing shareholders at a price of $48.12 per share, for a total transfer price of $188,460,729.

k. Group Structure

Name of the subsidiary	Country	Shareholding as of December 31, 2017	Shareholding as of December 31, 2016
Talend Inc.	United States	100%	100%

Talend USA Inc.	United States	100%	100%

Talend Limited	United Kingdom	100%	100%

Talend Beijing Co. Ltd.	China	100%	100%

Talend KK	Japan	100%	100%

Talend Limited (Ireland)	Ireland	100%	100%

Talend GmbH Switzerland	Switzerland	100%	100%

Talend GmbH Germany	Germany	100%	100%

Talend Australia Pty	Australia	100%	100%

Talend Limited (Canada)	Canada	100%	100%

Talend Singapore Pte. Ltd.	Singapore	100%	100%

Talend Italy S.r.l.	Italy	100%	100%

Talend Spain, SL	Spain	100%	100%

Talend Sweden AB	Sweden	100%	100%

Talend Netherlands BV	Netherlands	100%	100%

Talend Data Integration Services Private Limited	India	99%	99%

Restlet SAS	France	100%	N/A

Restlet, Inc.	United States	100%	N/A

The Board of Directors

ADDITIONAL INFORMATION

Pre-requisites for attending the General Meeting

The General Meeting is composed of all the shareholders irrespective of the number of their shares.

Any shareholder may be represented at the General Meeting by another shareholder, by his spouse or by the partner with whom he has entered into a civil solidarity pact.

In accordance with Article R.225-85 of the French Commercial Code, the right to participate in the General Meeting is justified by the registration of the securities in the name of the shareholder or the intermediary registered on his behalf (in application of the seventh paragraph of Article L.228-1 of the French Commercial Code), on the second day preceding the General Meeting at midnight, Paris time, either in the registered share accounts kept by the Company (or its representative) or in the bearer share accounts held by the authorized intermediary.

The registration of the securities in the bearer share accounts kept by the financial intermediaries is recorded by a certificate of participation issued by them (or, where applicable, electronically) under the conditions set out in article R.225-85 of the Commercial Code (with reference to article R.225-61 of the same code), in the appendix:

• the remote voting form;

• the voting proxy; and

• the application for an admission card issued in the name of the shareholder or on behalf of the shareholder represented by the registered intermediary.

A certificate is also issued to the shareholder wishing to participate physically in the General Meeting and who did not receive his admission card on the second day preceding the General Meeting at midnight, Paris time.

Mode of participation in the General Meeting

Shareholders wishing to physically attend the General Meeting may request an admission card as follows:

• for the registered shareholder: to present him or herself on the day of the General Meeting directly at the counter specifically provided for this purpose provided with a piece of identification or to request an admission card to BNP PARIBAS Securities Services - CTS General Meetings - Les Grands Moulins de Pantin 9, Rue du Débarcadère - 93761 Pantin Cedex.

• for bearer shareholders: ask the authorized intermediary who manages their securities account to receive an admission card.

Shareholders who do not personally attend this Meeting and who wish to vote by mail or be represented by giving proxy to the Chairman of the Meeting, to their spouse or partner with whom they have entered into a civil solidarity pact or to another shareholder may:

• for the registered shareholder: return the single voting form by mail or by proxy, which will be sent to him or her with the convocation, to the following address: BNP PARIBAS Securities Services - CTS General Meetings - Les Grands Moulins de Pantin 9, Rue du Débarcadère - 93761 Pantin Cedex.

• for the bearer shareholder: request this form from the intermediary who manages its shares, as from the date of the convening of the Meeting. The single voting form by mail or by proxy must be accompanied by a certificate of participation issued by the financial intermediary and sent to the following address: BNP PARIBAS Securities Services - CTS General Meetings - Les Grands Moulins de Pantin 9, Rue du Débarcadère - 93761 Pantin Cedex.

To be taken into account, postal voting forms must be received by the Company or the BNP Paribas Securities Services General Meetings Service no later than three days before the Meeting.

Written Questions and Request for Registration of Draft Resolutions by Shareholders

Requests for the inclusion of items or draft resolutions on the agenda by shareholders fulfilling the conditions set forth in Article R 225-71 of the French Commercial Code must reach the registered office by registered letter with request for reception notice to the following address: 9, Rue Pagès - 92150 Suresnes or by electronic communication to the following address: legal@talend.com, within 25 days (calendar) before the General Meeting, in accordance with Article R 225-73 of the French Commercial Code. Applications must be accompanied by a certificate of registration in an account.

The examination of the resolution is subject to the transmission, by the applicants, of a new certificate justifying the registration of securities in the same accounts on the second day preceding the Meeting at midnight, Paris time.

Each shareholder has the option to address to the Board of Directors, which will answer in session, the written questions of his choice.

Questions must be sent by registered letter with acknowledgment of receipt to the following address 9, Rue Pagès - 92150 Suresnes or by electronic communication to the following address: legal@talend.com.

This mailing must be done no later than the fourth working day preceding the date of the General Meeting.

Shareholders’ right of communication

Shareholders will be able to obtain, within the legal deadlines, the documents provided for in articles R.225-81 and R.225-83 of the French Commercial Code by request addressed to BNP PARIBAS Securities Services - CTS General Meetings - Les Grands Moulins de Pantin 9, Rue du Débarcadère - 93761 Pantin Cedex.

Foreign Private Issuer Status

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2018. We believe we will lose our status as a “foreign private issuer” under SEC rules in connection with this determination.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of our executive officers or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be significantly more than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports on Form 10-Q and current reports on Form 8-K, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of the NASDAQ Stock Market that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies. Please refer to our Form 6-K filed with the SEC on May 10, 2018 for additional information.

Appendix A

Twentieth Resolution

Setting of the overall limitations on the amount of the issuances made pursuant to the Eighteenth Resolution and Nineteenth Resolution.

The Company is seeking shareholder approval of a maximum aggregate number of shares (i.e., up to €160,000 of nominal value in the aggregate representing up to 2,000,000 new shares) that the Board of Directors may issue pursuant to the authorization to grant free shares under the Eighteenth Resolution, and delegation to grant warrants under the Nineteenth Resolution, in an aggregate total amount of 2,000,000 shares.

The Board of Directors recommends the approval of a maximum aggregate number of shares that may be issued pursuant to the preceding resolutions relating to grants of free shares and warrants in order to limit potential dilution to existing shareholders.

The equity programs under which free shares and warrants may be granted include provisions that are considered best practices for compensation and corporate governance.

•                  No Annual Evergreen. The equity programs do not contain an annual “evergreen” provision that automatically increases the number of share available for issuance each year. As a result, any future issuances of free shares or warrants outside of the delegation being requested for approval hereunder will require approval from our shareholders.

•                  No Liberal Share Recounting. Shares subject to outstanding awards under prior delegations or that are made subject to any awards under this delegation, if approved, which, in either case, expire or are canceled without having been fully exercised will not be available for making future grants of awards.

•                  Minimum Vesting Requirements.  Awards generally cannot begin to vest before one year from the date of grant, even in the case of a “change in control” or similar transaction. Our RSU awards typically are granted with a four-year vesting term.

•                  Limited Transferability; Holding Periods. Awards generally may not be sold or otherwise transferred, and shares acquired may not be sold or transferred before the second anniversary of the grant date pursuant to French law.

•                  No Single-Trigger Vesting Acceleration upon a Change in Control; No Liberal Change in Control Definition.  The vesting of the awards does not automatically accelerate upon a “change in control” or similar transaction. The definition of “change in control” is not considered “liberal.”  For example, in connection with a transaction or series of transactions where shareholders sell shares, a “change in control” is triggered only if more than 50% of the shares and voting rights are transferred.

•                  No Tax Gross Ups. Our RSU program does not provide for any tax gross ups. When issuing warrants to our independent directors, we typically provide a tax gross up in respect of the additional tax liability our directors incur for the fees paid to the directors to cover the purchase price of the warrants.

In determining the overall limitation being requested for shareholder approval by this Twentieth Resolution, the Board of Directors considered the following:

•                  Remaining Competitive by Attracting and Retaining Talent. The Board of Directors considered the importance of maintaining an equity incentive program to attract, retain and reward high-performing employees, consultants, and directors particularly in the highly competitive technology markets in which we compete for talent.

•                  Number of Shares Outstanding; Number of Shares Available for Grant. As of March 31, 2018, 29,630,663 ordinary shares are outstanding and if the preceding resolutions are approved, no ordinary shares other than the 2,000,000 will be available for issuance as free shares or warrants.  The ordinary shares available for issuance under the Company’s equity incentive programs are not increased due to forfeitures or expiration of outstanding awards from prior delegations.

•                  Overhang. Overhang measures the potential dilution to which the Company’s existing shareholders are exposed due to outstanding equity awards. As of March 31, 2018, we had outstanding 2,524,825 shares subject to outstanding options and warrants with an average remaining term of 7.1 years and a weighted average exercise price of $14.39 per share, and 918,508 outstanding free shares.

•                  Forecasted Grant Practices. We currently forecast that 2,000,000 free shares and warrants in the aggregate under the Company’s equity programs will be sufficient to help us achieve the Company’s goals of attracting, motivating and retaining the Company’s employees, directors and other service providers over the next fiscal year. This number is equal to approximately 6.75% of the Company’s ordinary shares outstanding as of March 31, 2018. We anticipate cancellation or forfeiture of awards covering approximately 130,000 ordinary shares over the next year, based on the Company’s historic rates. If the Company’s expectation for cancellations is accurate, the Company’s net grants (grants less cancellations) over the next year would be approximately 1,870,000 ordinary shares, or approximately 6.31% of the Company’s ordinary shares outstanding as of March 31, 2018.

•                  It is important to note that, pursuant to French law, the 2,000,000 shares will not accumulate with any other shares available for grant so that the maximum number of shares that will be available to grant will be 2,000,000 shares.  This is different from a standard U.S. company equity plan where any new share authorizations are cumulative.

A copy of the plan governing our RSU equity program is included below.

TALEND

2017-02 FREE SHARE PLAN

Approved by the Board of Directors on March 2nd, 2018

1.                            IMPLEMENTATION OF THE FREE SHARE PLAN

Pursuant to a decision dated June 6th, 2017, the combined ordinary and extraordinary general shareholders’ meeting of Talend, a French société anonyme whose registered office is located at 9, rue Pages, 92150 Suresnes, registered with the French Registry of commerce and companies under number 484 175 252 R.C.S. Nanterre (hereafter referred to as the “Company”) authorized the board of directors of the Company (hereafter referred to as the “Board of Directors”) to grant RSUs (referred to under French law as free shares) of the Company to the benefit of employees of the Company or to certain categories of such employees, and/or to the benefit of its corporate officers who meet the conditions set forth by Article L. 225-197-1 II of the French commercial code, as well as to the benefit of employees of companies or economic interest groups whose share capital or voting rights are held, directly or indirectly, by more than ten percent (10%) by the Company at the date of grant of such shares.

The Board of Directors decided on March 2nd, 2018, pursuant to the above-mentioned authorization of the shareholders’ general meeting and after review and approval by the Compensation Committee of the Board of Directors (the “Compensation Committee”), to adopt this free share plan of the Company setting forth the conditions and criteria for the grant of such shares (hereafter referred to as the “2017-02 Plan”).

2.                            DEFINITIONS

Under the 2017-02 Plan, the following capitalized terms and expressions used in the 2017-02 Plan shall have the meaning ascribe to them below:

“Beneficiaries”	means the person(s) to whom the Board of Directors decided to Grant free shares as well as, as the case may be, his or her estate.

“Bylaws”	means the bylaws of the Company as in force from time to time.

“Cause”

means the occurrence of any of the following: (i) an act of dishonesty made by the Beneficiary in connection with the Beneficiary’s responsibilities as an employee, (ii) the Beneficiary’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (iii) the Beneficiary’s violation of any federal, state, or securities law or regulation in a manner detrimental to the business of any member of the Group or of any federal, state, or securities law or regulation applicable to the business of any member of the Group, (iv) the Beneficiary’s unauthorized use or disclosure of any proprietary information or trade secrets of the Group or any other party to whom the Beneficiary owes an obligation of nondisclosure as a result of the Beneficiary’s relationship with the Group, (v) the Beneficiary’s willful and gross misconduct that is or could be materially injurious to any member of the Group, (vi) a material breach of any confidentiality agreement or invention assignment agreement between Beneficiary and any member of the Group, or (vii) the Beneficiary’s continued failure to perform the Beneficiary’s employment duties (other than a failure resulting from the Beneficiary’s “Disability”) after the Beneficiary has received a written demand of performance from the Company which specifically sets forth the factual basis for the Company’s belief that the Beneficiary has not substantially performed the Beneficiary’s duties and has failed to cure such non-performance to the Company’s satisfaction within 10 business days after receiving such notice.

“Change in Control”

means any of the following events: (i) a merger of the Company into another corporation which is not controlled by the shareholders controlling the Company immediately before the completion of the relevant merger, (ii) the sale by one or several shareholders of the Company, acting alone or in concert, to any acquirer of a number of Shares resulting in a transfer of more than fifty percent (50%) of the Shares and voting rights of the Company to said acquirer, or (iii) the sale of all or almost all assets of the Company to any acquirer which are not controlled by the Company or its shareholders.

“Change in Control Period”	(a) means the period beginning three months prior to and ending 12 months following the Change in Control.

“Disability”

means the disability of a Beneficiary corresponding to the second or third categories set forth in article L. 341-4 of the French social security code[1]. A Beneficiary shall not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to comply with the above definition and satisfy the Company in its discretion.

1  Note : As at the date of adoption of this 2017-02 Plan by the Board of Directors, the second or third categories of disable persons set forth in article L. 341-4 of the French social security code are as follows: (i) a disable person unable to carry out any responsibilities and functions or (ii), in addition to being disable under (i) above, a disable person forced to call upon a third party in order to carry out the tasks necessary for everyday life.

“Grant”

means the decision of the Board of Directors to grant free Shares (actions gratuites) to Beneficiary(ies) under the 2017-02 Plan; provided that such Grant shall constitute a right to acquire Shares for free upon expiration of their Vesting Period subject to compliance with the terms and conditions of the 2017-02 Plan and the Grant Notice.

“Grant Date”	means the date when the Board of Directors decided to grant free Shares (actions gratuites) under the 2017-02 Plan.

“Grant Notice”

means, in case of a Grant, the information notice sent by the Company to the relevant Beneficiaries in order to inform them of the Grant to them of free Shares by the Company under the 2017-02 Plan, as set forth in Article 5 of the 2017-02 Plan (including any applicable exhibits and appendices attached thereto).

“Group”	means the Company together with all its affiliated entities within the meaning of article L. 225-197-2 of the French commercial code.

“Holding Period”	means, with respect to a free Share granted to a Beneficiary under the 2017-02 Plan, the period (if any) starting from its Vesting Date as set forth in such Beneficiary’s Grant Notice.

“Involuntary Termination”	means the termination of the Beneficiary’s Presence by the Company or any of the companies of the Group without “Cause” (and not by reason of the Beneficiary’s death or Disability)

“Presence”	means the presence of the Beneficiary in his or her capacity of employee and/or corporate officer of the Company or of any of the companies of the Group.

“Shareholders’ Authorization”	means the authorization granted by the shareholders of the Company, at its meeting held on June 6, 2017, pursuant to its thirteenth resolution, to the Board of Directors to grant free Shares.

“Shares”	means the ordinary shares issued or to be issued by the Company representing its share capital, whether any such shares is represented by American Depository Receipts (“ADRs”) or not.

“Trading Day”

means, if applicable, in case and when the Company becomes listed on the French regulated market of Euronext in Paris during the Vesting Period (or, if any, the Holding Period)[2], the working days when shares are traded on such market, other than days when the listings end prior to the usual closing hour.

“Vesting Date”

means, with respect to a free Share granted to a Beneficiary under the 2017-02 Plan, the date when such free Share is definitively acquired by the relevant Beneficiary as set forth in his or her Grant Notice.

“Vesting Period”	means, with respect to a free Share granted to a Beneficiary under the 2017-02 Plan, the period from the Grant Date to the Vesting Date as set forth in the Grant Notice of the relevant Beneficiary.

3.                            PURPOSE

The purpose of the 2017-02 Plan is to set forth the terms and conditions for the Grant of free Shares in compliance with articles L. 225-197-1 et seq. of the French commercial code and the Shareholders’ Authorization.

4.                            BENEFICIARIES

Pursuant to the Shareholders’ Authorization, the Board of Directors shall (i) select the list of Beneficiaries among the Company’s eligible officers and employees as well as the eligible officers and employees of companies in which it holds, directly or indirectly, at least ten percent (10%) of the share capital and voting rights and (ii) determine the number of free Shares granted to each of them.

2  Note: As at the date of execution of the 2017-02 Plan, the Company is not listed on the French regulated market of Euronext in Paris.

5.                            NOTICE OF THE GRANT OF THE SHARES

In case of a Grant, a Grant Notice must be sent to each relevant Beneficiary by the Board of Directors (or by any delegate thereof) by registered mail (postage prepaid, return receipt requested), by electronic delivery managed by a qualified e-certification provider (prestataire de services de certification électronique) or by hand delivery with acknowledgement of receipt, together with a copy of the 2017-02 Plan, which notice shall specify, in particular, the number of Shares granted for free to the Beneficiary, their Vesting Period and, as the case may be, their Holding Period, as well as any country-specific provisions applicable to the Grant pursuant to Article 14.2 below.

The Beneficiary shall acknowledge receipt of the Grant Notice and of the 2017-02 Plan by returning signed copies of these documents within two (2) months from the date of receipt, the documents being deemed to have been received by Beneficiary on the date of first delivery. Failing which, the Grant to the relevant Beneficiary shall be null and void.

The fact that a person may benefit from the 2017-02 Plan does not imply that he or she shall benefit from any other plan that may be implemented thereafter.

6.                            VESTING PERIOD

6.1.         Principle

Any free Share granted under the 2017-02 Plan shall be definitively acquired by the relevant Beneficiary upon expiration of its Vesting Period, subject to the following conditions being met:

•                  continued Presence of the relevant Beneficiary during the whole Vesting Period (the “Continuous Presence Condition”); provided that, unless otherwise specified in his or her Grant Notice, should the Continuous Presence Condition no longer be met during the relevant Vesting Period, the relevant Beneficiary shall definitely and irrevocably lose his or her right to acquire the relevant Shares granted to him or her on the date when such condition is no longer met; and

•                  as the case may be, satisfaction of performance conditions (the “Performance Conditions”) to be determined by the Board of Directors, in its sole discretion, and set forth in the Grant Notice of the relevant Beneficiary;

provided that, at any time during an Vesting Period, the Board of Directors may, in its sole discretion, decide to waive and release the relevant Beneficiary of the Continuous Presence Condition and/or, as the case may be, the Performance Conditions with respect to all or part of his or her free Shares; and

provided further that, pursuant to article L. 225-197-1 of the French commercial code, with respect to any free Share granted under the 2017-02 Plan: (a) the Vesting Period should be equal to at least one year and (b) the total duration of its Vesting Period and the Holding Period (if any) shall be equal to at least two years from the Grant Date (e.g., in case there is no Holding Period, the Vesting Period shall be equal to at least two years from the Grant Date).

For purposes of the Continuous Presence Condition, should the relevant Beneficiary be at the same time an employee and a corporate officer of the same company or of two companies of the Group, the loss of one of these functions during a Vesting Period shall not result in the loss of the right to acquire the relevant free Shares at the end of the relevant Vesting Period.

Pursuant to Article L. 225-197-3 of the French commercial code, during a Vesting Period, the Beneficiaries hold against the Company a right to acquire the relevant free Shares granted to him or her, which right is personal and may not be transferred until the end of the relevant Vesting Period.

Prior to the completion of a Vesting Period of free Shares, the Beneficiaries do not own the relevant free Shares granted to them and, thus, are not shareholders of the Company with respect to such Shares, nor hold any rights attached to the existing Shares issued by the Company.

6.2          Internal mobility

In the event of transfer or temporary assignment of the Beneficiary within a company of the Group during an Vesting Period, resulting in (i) the termination of the initial employment agreement or arrangement and the entering into of a new employment agreement or arrangement or of a position as corporate officer, and/or (ii) a resignation of the Beneficiary from his or her position as corporate officer and the acceptance of a new position of corporate officer or the entering into of a new employment agreement or arrangement in one of such companies, the Continuous Presence Condition of the relevant Beneficiary shall be deemed satisfied for purposes of Article 6.1 above so that the relevant Beneficiary shall retain his or her right to acquire free Shares at the end of the relevant Vesting Period.

6.3          Disability

In the event of Disability before the end of a Vesting Period, the relevant free Shares shall be definitively acquired by the relevant Beneficiary on the date of his or her Disability.

6.4          Death

In the event of death of a Beneficiary during a Vesting Period, the relevant free Shares shall be definitively acquired on the date of a request for acquisition (demande d’attribution des actions) notified to the Company by his or her estate; provided that such request shall be notified to the Company within six (6) months from the date of death of the relevant Beneficiary in compliance with Article L. 225-197-3 of the French commercial code.

6.5          Retirement

In the event of retirement of a Beneficiary during a Vesting Period, the Board of Directors of the Company may decide, effective on the date of such retirement, that all or part of the conditions set forth in Article 6.1 above applicable to the relevant Beneficiary pursuant to his or her Grant Notice shall be waived or deemed met for all or part of the relevant Shares granted to him or her; provided, however, that the Continuous Presence Condition of the relevant Beneficiary shall have been satisfied between the Grant Date of the relevant free Shares and the date of his or her retirement.

6.6          Change in Control

Unless otherwise provided by the Board of Directors, an agreement between a Group company and the Beneficiary or in the applicable Grant Notice, in the event of a Change in Control:

(i)                                     Where the successor corporation or parent or subsidiary of the successor corporation does not agree to assume or substitute for any outstanding Grant, for each Grant that is not assumed or substituted for and for which the consummation of the Change in Control occurs, should the Change in Control occur before the first anniversary of the Grant Date: all the Shares shall become fully and definitely acquired by the relevant Beneficiary on the first anniversary of the Grant Date; provided that (a) the Continuous Presence Condition shall be satisfied on the first anniversary of the Grant Date, (b) if not satisfied earlier, the Performance Conditions (if any) shall be satisfied automatically as if the Performance Conditions were achieved at target levels of performance on the first anniversary of the Grant Date, and (c) the relevant Shares shall be automatically subject to a mandatory additional 1-year Holding Period starting on the first anniversary of the Grant Date.

(ii)                                  Where the successor corporation or parent or subsidiary of the successor corporation does not agree to assume or substitute for any outstanding Grant, for each Grant that is not assumed or substituted for and for which the consummation of the Change in Control occurs, should the Change in Control occur on or after the first anniversary of the Grant Date: all the Shares shall become fully and definitely acquired by the relevant Beneficiary on the date of completion of the Change in Control (such date being the Vesting Date for purposes of this paragraph (ii)); provided that, should the date of completion date of the relevant Change in Control occur between the first and the second anniversary of the Grant Date, (a) the Continuous Presence Condition shall be satisfied on the completion date of the Change in Control, (b) if not satisfied earlier, the Performance Conditions (if any) shall be satisfied automatically as if the Performance Conditions were achieved at target levels of performance on the completion date of the Change in Control and (c) the relevant Shares shall be automatically subject to a mandatory additional Holding Period starting on the completion date of the Change in Control until the second anniversary of the Grant Date.

(iii)                               Notwithstanding anything in Article 6.6(i) or (ii) to the contrary, and except as would otherwise result in adverse tax consequences under Section 409A of the U.S. Internal Revenue Code (“Section 409A”), at any time prior to the completion date of the Change in Control, the Board of Directors may, in its sole discretion, provide for different treatment of free Shares in connection with a Change in Control, including, without limitation, cancelling all or part of the free Shares not yet acquired and paying instead to the relevant Beneficiaries a gross indemnity equal to the number of relevant free Shares (and Performance Conditions (if any) shall be satisfied automatically as if the Performance Conditions were achieved at target levels of performance) times the price per Share paid by the acquirer in the Change in Control, subject to such conditions as the Board of Directors determines in its discretion. The Board of Directors shall not be required to treat all Grants similarly for purposes of this Article 6.6.

(iv)                              For the purposes of this Article 6.6, a Grant will be considered assumed or substituted if, (a) following the Change in Control, the Grant confers the right to receive, for each Free Share subject to the Grant immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) or the fair market value, as determined by the Board of Directors in good faith, of the consideration received in the Change in Control by holders of ordinary shares of the Company for each such share held on the effective date of the transaction; provided, however, that if such consideration received in the Change in Control is not solely common stock or ordinary shares of the successor corporation or its parent, the Board of Directors may, with the consent of the successor corporation, provide that the consideration to be received for each Free Share shall be solely common stock or ordinary shares of the successor corporation or its parent equal in fair market value, as determined by the Board of Directors in good faith, to the per share consideration received by holders of ordinary shares of the Company in the Change in Control; (b) any securities of the successor corporation or its parent forming part of the Grant following the Change in Control are freely tradable on a major stock exchange; and (c) the Grant otherwise remains subject to the same terms and conditions that were applicable to the Grant immediately prior to the Change in Control.

Unless a Beneficiary is a party to a contract with the Company or any member of the Group providing for more favorable benefits, where the successor corporation or parent or subsidiary of the successor corporation does agree to assume or substitute for any outstanding Grant, in the event that an Involuntary Termination of a Beneficiary occurs within the Change in Control Period, and subject to the terms of the following paragraph (a) the Continuous Presence Condition shall be satisfied on the 55th day following such Involuntary Termination (or, if later and if necessary to satisfy any applicable Laws, the first anniversary of the Grant Date), (b) if not satisfied earlier, the Performance Conditions (if any) shall be satisfied automatically as if the Performance Conditions were achieved at target levels of performance on the 55th following such Involuntary Termination (or, if later and if necessary to satisfy any applicable Laws, the first anniversary of the Grant Date), and (c) to the extent necessary to satisfy any applicable laws, the relevant Shares (or any securities substituted therefor) shall be automatically subject to a mandatory additional 1-year Holding Period starting on the first anniversary of the Grant Date.

The receipt of the benefits set forth in the immediately preceding paragraph is subject to the Beneficiary signing and not revoking the Company’s then-standard separation agreement and release of claims (which may include an agreement not to disparage any member of the Group, non-solicit provisions, and other standard terms and conditions) (the “Release” and such requirement, the “Release Requirement”), which must become effective and irrevocable no later than the 60th day following the Beneficiary’s Involuntary Termination (the “Release Deadline”).  In addition, with respect to any Beneficiary that is a U.S. taxpayer, to the extent the benefits under the preceding paragraph qualify as deferred compensation under Section 409A, they will not be provided until the Beneficiary has a “separation from service” (within the meaning of Section 409A) and if the Beneficiary is a “specified employee” within the meaning of Section 409A, then the benefits will be delayed to the extent necessary to avoid the imposition of the additional tax imposed under Section 409A, which means that the Beneficiary will receive payment on the date that is six months and one day following the Executive’s separation from service, or, if earlier, the Beneficiary’s death.  Each benefit is intended to constitute a separate payment for purposes of U.S. Treasury Regulation Section 1.409A-2(b)(2).

7.                            HOLDING PERIOD

7.1          Principle

During a Holding Period of free Shares, if any, the relevant Beneficiaries will be the owner of the free Shares granted under the 2017-02 Plan and will be shareholders of the Company. As a consequence, they will benefit from all the rights granted to shareholders of the Company.

However, the free Shares shall not be available during a Holding Period and the Beneficiaries may not transfer or pledge the Shares, by any means, or convert them into bearer form.

At the end of a Holding Period, the relevant Shares will be fully available, subject to the provisions of the following paragraph.

If and when the Company’s shares become listed on a French regulated market of Euronext in Paris (if applicable), at the end of a Holding Period, the free Shares granted under the 2017-02 Plan may not be transferred during the “black-out” periods set forth in Article L. 225-197-1 of the French commercial code, i.e., as currently provided:

•                                within ten (10) Trading Days before and three (3) Trading Days after the date on which the consolidated accounts are published or, in case the Company is not required to prepare consolidated accounts, its annual statutory accounts are published;

•                                during the period between (i) the date when the Company’s management has knowledge of information which, if publicly known, could have a significant impact on the price of the Shares, and (ii) the date following a ten (10) Trading Day period after the date on which the relevant information is released publicly.

7.2          Specific situations

As an exception to the second paragraph of Article 7.1 above, the free Shares granted to the Beneficiaries referred to in Article 6.3 above or to the beneficiaries of a deceased Beneficiary referred to in Article 6.4 above may be freely transferred as from the date when the relevant Shares become acquired pursuant to Article 6.3 or 6.4, as applicable.

8.                            CHARACTERISTICS OF THE SHARES

The Shares definitively acquired shall be, at the Company’s option, new ordinary shares to be issued by the Company or existing ordinary Shares acquired by the Company.

As from its Vesting Date, an acquired Share shall be subject to all the provisions of the Bylaws.

An acquired Share shall be assimilated to existing ordinary shares of the Company and shall benefit from the same rights as from its Vesting Date.

In compliance with article L. L225-197-1, I of the French commercial code, the Board of Directors has determined that, should a Beneficiary be an officer of the Company (i.e., managing director (directeur général) or deputy managing director (directeur général délégué), the relevant Beneficiary shall keep in registered form (nominatif pur) at least 10% of his or her free Shares until the termination of his or her functions as officer of the Company.

9.                            DELIVERY AND HOLDING OF THE SHARES

At the end of a Vesting Period, the Company shall deliver to the Beneficiary the relevant free Shares granted under the 2017-02 Plan provided that the conditions provided by Articles 5 and 6 above are met.

If a Vesting Date is not a working day, the delivery of the Shares shall be completed the first working day following the end of the relevant Vesting Period.

The Shares that may be acquired under the 2017-02 Plan will be held, during the Holding Period (if any), under the registered form (nominatif pur) in an individual account opened in the name of the relevant Beneficiary at BNP Paribas Securities Services with a mention that they cannot be transferred prior to the expiration of the Holding Period (if any).

If and when the Company becomes listed on the French regulated market of Euronext in Paris (if applicable), at the end of a Holding Period (or the end of a Vesting Period if there is no Holding Period), the relevant Shares will have to remain under the nominative form (nominatif pur) at BNP Paribas Securities Services until the time they are transferred to make sure that the restrictions set forth in the last paragraph of Article 7.1 above are complied with. The conversion of the Shares in another form (bearer form or nominatif administré) is not allowed under the rules of the 2017-02 Plan.

In the event that, as a consequence of the Grant of free Shares under the 2017-02 Plan, the Company or any of the companies of the Group shall be compelled to pay taxes, social costs or any other social security taxes or contributions in the name and on behalf of a Beneficiary, the Company retains the right to postpone or to forbid the delivery of the Shares on the Vesting Date until the relevant Beneficiary has paid to the Company or to the relevant company of the Group the amount corresponding to these taxes, social costs, or social security taxes or contributions.

10.                     INTERMEDIARY OPERATIONS

In the event of an exchange of shares of the Company without payment in cash (soulte) resulting from a merger or spin-off of the Company completed in compliance with the applicable laws during a Vesting Period or a Holding Period, the parties receiving the shares of the Company in the relevant transaction shall substitute to the Company for purposes of the free Shares granted under the 2017-02 Plan and the terms and conditions of the 2017-02 Plan, including in particular the durations of the Vesting Period and of the Holding Period (if any) shall survive and apply to the rights and shares received by the Beneficiaries from the relevant receiving parties in compliance with article L. 225-197-1 III of the French commercial code.

Further, provisions of the previous paragraph shall apply mutatis mudandis in case of an exchange of shares of the Company resulting from a tender offer, a division or a grouping of shares completed during the Holding Period (if any) in compliance with applicable laws.

11.                     ADJUSTMENT

Should the Company proceed, during a Vesting Period, to an amortization, to a decrease of its share capital, to an amendment of the allocation of its profits among its shareholders, to a Grant of free Shares to all its then existing shareholders, to a capitalization of reserves, profits or issue premiums, to an allocation of reserves or to an issuance of equity securities or giving right to the allocation of equity securities including a preferential subscription right reserved to the shareholders, the maximum number of Shares granted under the 2017-02 Plan may be adjusted in order to take into account the impact of such operation by application, mutatis mutandis, of the adjustment provisions set forth under applicable French law to the holders of stock options (options de souscription ou d’achat d’actions).

Each Beneficiary shall be informed of the terms of the relevant adjustment and of the consequences on the free Shares granted to him or her under the 2017-02 Plan; provided that the additional new free Shares which would be granted to him or her as a result of such adjustment shall be governed by the 2017-02 Plan.

12.                     AMENDMENT OF THE 2017-02 PLAN

12.1        Principle

The 2017-02 Plan may be amended by the Board of Directors at any time; provided that no amendment, alteration, suspension or termination of the 2017-02 Plan shall impair the rights of any Beneficiary without the prior written consent of the relevant Beneficiary.

In case of any amendment during a Vesting Period, the amended provisions shall apply to the Beneficiaries of the Shares effective on the date of the decision to amend the 2017-02 Plan taken by the Board of Directors or, if applicable, the written consent of the Beneficiary.

12.2        Notice of the amendments

Any amendment to the 2017-02 Plan shall be notified to the Beneficiaries by any written means, including by regular mail, fax or e-mail.

13.                     TAX AND SOCIAL RULES

The Beneficiary shall bear all taxes and costs imposed on him or her under applicable laws in connection with the Grant of free Shares to him or her under the 2017-02 Plan and shall pay such taxes and costs when due.

Each Beneficiary shall be sole liable with respect to any filing imposed on him or her in connection with the Grant of the free Shares to him or her under the 2017-02 Plan.

14.                     MISCELLANEOUS

14.1        Rights of Beneficiary in his or her capacity of employee or officer

Neither the 2017-02 Plan nor any right granted to a Beneficiary in connection with the Grant of free Shares shall confer upon such Beneficiary any right with respect to continuing the Beneficiary’s employment or his term of office with the Company or any company of the Group, nor shall they interfere in any way with the Beneficiary’s right or the Company’s or company of the Group’s right, as the case may be, to terminate or amend such employment or such term of office at any time, with or without cause.

14.2        Applicable law - Jurisdiction

The 2017-02 Plan shall be governed by and construed in accordance with the laws of France. The relevant court of the registered office of the Company shall be exclusively competent to determine any claim or dispute arising in connection herewith

14.3        Provisions Applicable to Beneficiaries Located Outside of France

To facilitate compliance with laws and the administration of the 2017-02 Plan in countries outside of France, the Board of Directors may (i) establish subplans and modify the terms and conditions of, as well as the procedures and rules applicable to, Grants of free Shares to Beneficiaries residing and/or providing services outside of France and in particular locations, and (ii) take any action, before or after Grant is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals. Without limiting the generality of the foregoing, the Board of Directors may adopt rules, procedures and subplans with provisions that (A) limit or modify rights on eligibility to receive a Grant under the 2017-02 Plan or rights applicable upon death, disability, retirement, termination of employment and Change in Control, and (B) address the payment of income tax, social insurance contributions and payroll taxes, withholding procedures and handling of any indicia of ownership of the Shares which may vary with local requirements.

Acknowledgement of 2017-02 Plan

By accepting a Grant under the 2017-02 Plan through the Company’s electronic acceptance procedure, the Beneficiary represents that he or she has been provided with a copy of the 2017-02 Plan which he or she has perused and acknowledges and agrees that the provisions of the 2017-02 Plan apply to and are enforceable against him or her.

Appendix B

Twenty-Fourth Resolution

Setting of overall limitations on the amount of issues made under the Twenty-First through Twenty-Third Resolutions above.

The Company is seeking shareholder approval of the maximum share capital increase aggregate amount (i.e., up to €45,680 of nominal value in the aggregate, representing up to 571,000 new shares) that the Board of Directors may decide pursuant to the Twenty-First through Twenty-Third Resolutions above, including shares to be issued pursuant to its ESPP.

The Board of Directors recommends the approval of a maximum aggregate number of shares that may be issued pursuant to the Twenty-First through Twenty-Third Resolutions above in order to limit potential dilution to existing shareholders.

The ESPP provides eligible employees the right to purchase shares at the lesser of (i) an amount equal to 85% of the fair market value of the shares on a specific offering date or (ii) an amount equal to 85% of the fair market value of the share on the applicable purchase date, during a six month offering period. The ESPP permits our Board of Directors to change the duration of the offering period, provided that no offering period may exceed 27 months. Subject to the limitations in our ESPP and as described above, our Board of Directors determines how and when purchase rights will be granted and the provisions of each offering (which need not be identical).

All full-time and part-time employees are eligible to participate under the ESPP, excluding employees holding securities representing five percent or more of the total combined voting power or value of all classes of shares of the Company or of any related company. However, an employee may not be granted rights to purchase stock under the ESPP if such employee:

•                  immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or a related company; or

•                  hold rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Eligible employee participants may make contributions to their ESPP accounts via payroll deductions of up to 15% of their eligible earnings.

In June 2017, our shareholders authorized up to 571,000 shares that may be issued under the ESPP, and the ESPP was approved by our Board of Directors in October 2017.

In determining the overall limitation being requested for shareholder approval by this Twenty-Fourth Resolution, the Board of Directors considered the following:

•                  Remaining Competitive by Attracting and Retaining Talent. Our ESPP will be a significant part of our overall equity compensation strategy, especially with respect to our non-executive employees.  The ESPP allows our employees to buy our shares at a discount through payroll deductions.  In the highly competitive technology industry in which we compete for talent, we believe that offering an employee stock purchase program is critical to our ability to maintain competitive.  Without an ESPP, we may be restricted in our ability to offer competitive compensation to existing employees and qualified candidates, and our business and ability to increase long-term shareholders value could be adversely affected.

•                  Estimated Purchases. The actual number of shares that will be purchased under the ESPP cannot be determined because such number will depend on a number of indeterminable factors (including the number of participants, the rates at which participants make contributions to the ESPP, and our share price).  However, using the per share price as of May 1, 2018 the estimated numbers of shares that may be purchased under the ESPP during the current six-month offering period is 179,016 shares (assuming no decrease in the share price).

•                  Employee Participation.  As of May 1, 2018, approximately 902 employees were eligible to participate in the ESPP.

A copy of the ESPP is included below.

TALEND S.A. 2017 EMPLOYEE STOCK PURCHASE PLAN

EFFECTIVE DATE: OCTOBER 31, 2017

1. GENERAL; PURPOSE.

(a) The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase ADSs. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan.

(b) The Company, by means of the Plan, seeks to retain the services of such Eligible Employees, to secure and retain the services of new Eligible Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations and Affiliates.

(c) The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code, including without limitation, to extend and limit Plan participation in a uniform and non-discriminating basis. In addition, this Plan authorizes grants of Purchase Rights under the Non-423 Component that do not meet the requirements of an Employee Stock Purchase Plan. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, the Company may make separate Offerings which vary in terms (provided that such terms are not inconsistent with the provisions of the Plan or the requirements of an Employee Stock Purchase Plan, except in each case with respect to a Non-423 Component), and the Company will designate which Designated Company is participating in each separate Offering.

2. ADMINISTRATION.

(a) The Board will administer the Plan.

(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii) To designate from time to time which Related Corporations of the Company will be eligible to participate in the Plan as Designated 423 Corporations or as Designated Non-423 Corporations, which Affiliates may be excluded from participation in the Plan, and which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v) To suspend or terminate the Plan at any time as provided in Section 12.

(vi) To amend the Plan at any time as provided in Section 12.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company, its Related Corporations, and Affiliates and to carry out the intent that the 423 Component be treated as an Employee Stock Purchase Plan.

(viii) To adopt such rules, procedures and sub-plans relating to the operation and administration of the Plan as are necessary or appropriate under applicable local laws, regulations and procedures to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside the United States. Without limiting the generality of, but consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans, which, for purposes of the Non-423 Component, may be beyond the scope of Section 423 of the Code, regarding, without limitation, eligibility to participate in the Plan, handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of ADS issuances, any of which may vary according to applicable requirements.

(c) Notwithstanding the foregoing, any officer of the Company shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company in this Plan, provided that the officer is duly authorized with respect to such matter, right, obligation, determination or election.

(d) All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3. ADSS SUBJECT TO THE PLAN.

(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of ADSs that may be issued under the Plan will not exceed 571,000 ADSs.

(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the ADSs not purchased under such Purchase Right will again become available for issuance under the Plan.

(c) The ADSs purchasable under the Plan will be authorized but unissued or reacquired ADSs, including ADSs repurchased by the Company on the open market.

4. GRANT OF PURCHASE RIGHTS; OFFERING.

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering

Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and, with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering will be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the Offering Document or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of an ADS on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of an ADS on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5. ELIGIBILITY.

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b), an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been employed by the Company, a Related Corporation, or an Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may provide that no Employee will be eligible to be granted Purchase Rights under the Plan pursuant to the 423 Component unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation, or the Affiliate, as applicable, is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code. In addition, the Board may provide that no Employee will be eligible to be granted Purchase Rights under the Plan pursuant to the Non-423 Component unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation, or the Affiliate, as applicable, is at least 20 hours per week or such other criteria as the Board may determine.

(b) No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns securities representing five percent or more of the total combined voting power or value of all classes of shares of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the securities ownership of any Employee, and ADSs which such Employee may purchase under all outstanding Purchase Rights and options will be treated as securities owned by such Employee.

(c) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations or Affiliates, do not permit such Eligible

Employee’s rights to purchase ADSs of the Company or any Related Corporation or Affiliates to accrue at a rate which, when aggregated, exceeds U.S. $25,000 of Fair Market Value of such ADSs (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(d) Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

6. PURCHASE RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of ADSs (rounded down to the nearest whole ADS) purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding 15% of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and ADSs will be purchased in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of ADSs that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of ADSs that may be purchased by all Participants pursuant to such Offering, and (iii) a maximum aggregate number of ADSs that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of ADSs issuable on exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the ADSs (rounded down to the nearest whole ADS) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of ADSs acquired pursuant to Purchase Rights will be not less than the lesser of:

(i) an amount equal to 85% of the Fair Market Value of the ADSs on the Offering Date; or

(ii) an amount equal to 85% of the Fair Market Value of the ADSs on the applicable Purchase Date.

7. PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may elect to authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified in the Offering, an enrollment form provided by the Company or any third party designated by the Company (each, a “Company Designee”). The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where applicable laws or regulations require that Contributions be deposited with a Company Designee or otherwise be segregated. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under applicable laws or regulations or if specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through a payment by cash, check, or wire transfer prior to a Purchase Date, in a manner directed by the Company or a Company Designee.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. On such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions without interest and such Participant’s Purchase Right in that Offering will then terminate. A Participant’s withdrawal from that Offering will have no effect on his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c) Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason, or (ii) is otherwise no longer eligible to participate. As soon as practicable, the Company will distribute to such individual all of his or her accumulated but unused Contributions without interest.

(d) During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(e) Unless otherwise specified in the Offering or required by applicable law, the Company will have no obligation to pay interest on Contributions.

8. EXERCISE OF PURCHASE RIGHTS.

(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of ADSs (rounded down to the nearest whole ADS), up to the maximum number of ADSs permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional ADSs will be issued unless specifically provided for in the Offering.

(b) Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of ADSs on the final Purchase Date in an Offering, then such remaining amount will not roll over to the next Offering and will instead be distributed in full to such Participant after the final Purchase Date of such Offering without interest.

(c) No Purchase Rights may be exercised to any extent unless the ADSs to be issued on such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control, and other laws applicable to the Plan. If on a Purchase Date the ADSs are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the ADSs are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 6 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the ADSs are not registered and the Plan is not in material compliance with all applicable laws or regulations, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed as soon as practicable to the Participants without interest.

9. COVENANTS OF THE COMPANY.

The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell ADSs thereunder unless the Company determines, in its sole discretion, that doing so would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of ADSs under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights or to issue and sell ADSs on exercise of such Purchase Rights.

10. DESIGNATION OF BENEFICIARY.

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any ADSs or Contributions from the Participant’s account under the Plan if the Participant dies before such ADSs or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation or change must be on a form approved by the Company or as approved by the Company for use by a Company Designee.

(b) If a Participant dies, in the absence of a valid beneficiary designation, the Company will deliver any ADSs and Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such ADSs and Contributions, without interest, to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11. CAPITALIZATION ADJUSTMENTS AND CHANGE IN CONTROL EVENTS.

(a) In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iii) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding, and conclusive.

(b) In the event of a Change in Control, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the shareholders in the Change in Control) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase ADSs (rounded down to the nearest whole ADS) prior to the Change in Control under the outstanding Purchase Rights (with such actual date to be determined by the Board in its sole discretion), and the Purchase Rights will terminate immediately after such purchase.

12. AMENDMENT, TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, shareholder approval will be required for any amendment of the Plan for which shareholder approval is required by applicable laws, regulations or listing requirements, including any amendment that either (i) materially increases the number of ADSs available for issuance under the Plan, (ii) materially expands the class of individuals eligible to become Participants and receive Purchase Rights, (iii) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which ADSs may be purchased under the Plan, (iv) materially extends the term of the Plan, or (v) expands the types of awards available for issuance under the Plan, but in each of (i) through (v) above only to the extent shareholder approval is required by applicable laws, regulations, or listing requirements.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c) Any benefits, privileges, entitlements, and obligations under any outstanding Purchase Rights granted before an amendment, suspension, or termination of the Plan will not be materially impaired by any such amendment, suspension, or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain any special tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right or the 423 Component complies with the requirements of Section 423 of the Code.

13. SECTION 409A OF THE CODE; TAX QUALIFICATION.

(a) Purchase Rights granted under the 423 Component are intended to be exempt from the application of Section 409A of the Code under U.S. Treasury Regulation Section 1.409A-1(b)(5)(ii). Purchase Rights granted under the Non-423 Component to U.S. taxpayers are intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities will be construed and interpreted in accordance with such intent. Subject to Section 13(b) below, Purchase Rights granted to U.S. taxpayers under the Non-423 Component will be subject to such terms and conditions that will permit such Purchase Rights to satisfy the requirements of the short-term deferral exception available under Section 409A of the Code, including the requirement that the ADSs subject to a Purchase Right be delivered within the short-term deferral period. Subject to Section 13(b) below, in the case of a Participant who would otherwise be subject to Section 409A of the Code, to the extent the Board determines that a Purchase Right or the exercise, payment, settlement, or deferral thereof is subject to Section 409A of the Code, the Purchase Right will be granted, exercised, paid, settled, or deferred in a manner that will comply with Section 409A of the Code, including U.S. Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the adoption of the Plan. Notwithstanding the foregoing, the Company will have no liability to a Participant or any other party if the Purchase Right that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Board with respect thereto.

(b) Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States, or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Section 13(a) above. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

14. EFFECTIVE DATE OF PLAN.

The Plan will become effective on the Effective Date.

15. MISCELLANEOUS PROVISIONS.

(a) Proceeds from the sale of ADSs pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, ADSs subject to Purchase Rights unless and until the Participant’s ADSs acquired on exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at-will nature of a Participant’s employment, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue his or her employment with the Company, a Related Corporation, or an Affiliate, or on the part of the Company, a Related Corporation, or an Affiliate to continue the employment of a Participant.

(d) The provisions of the Plan will be governed by the laws of the French Republic without resort to its conflicts of laws rules.

(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f) If any provision of the Plan does not comply with applicable law or regulations, such provision will be construed in such a manner as to comply with applicable law or regulations.

16. DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(b) “ADS” means an American Depositary Share. Each ADS represents one Ordinary Share.

(c) “Affiliate” means any entity, other than a Related Corporation, in which the Company has an equity or other ownership interest or that is directly or indirectly controlled by, controls, or is under common control with the Company, in all cases, as determined by the Board, whether now or hereafter existing.

(d) “Board” means the Board of Directors of the Company. If one or more Committees have been appointed by the Board to administer the Plan, “Board” also means such Committee(s).  Until and unless the Board of Directors of the Company determines otherwise, the Compensation Committee of the Board is deemed appointed by the Board to administer the Plan and shall have all powers of the Board under the Plan, provided, however, that this delegation is non-exclusive such that the Board of Directors shall also be entitled to exercise all powers of the Board under the Plan.

(e) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the ADSs subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, dividend in property other than cash (including securities), large nonrecurring cash dividend, securities split, liquidating dividend, combination of securities, exchange of securities, change in corporate structure, or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f) “Change in Control” means any of the following events: (i) a merger of the Company into another corporation which is not controlled by the shareholders controlling the Company immediately before the completion of the relevant merger, (ii) the sale by one or several shareholders of the Company, acting alone or in concert, to any acquirer of a number of ADSs resulting in a transfer of more than fifty percent (50%) of the ADSs and voting rights of the Company to said acquirer, or (iii) the sale of all or almost all assets of the Company to any acquirer which are not controlled by the Company or its shareholders.

(g) “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(h) “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(i) “Company” means Talend S.A., which is organized in the legal form of a société anonyme under the laws of the French Republic.

(j) “Contributions” means the payroll deductions or other payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already contributed the maximum permitted amount of payroll deductions and other payments during the Offering.

(k) “Designated 423 Corporation” means any Related Corporation selected by the Board as participating in the 423 Component.

(l) “Designated Company” means any Designated Non-423 Corporation or Designated 423 Corporation, provided, however, that at any given time, a Related Corporation participating in the 423 Component will not be a Related Corporation participating in the Non-423 Component.

(m) “Designated Non-423 Corporation” means any Related Corporation or Affiliate selected by the Board as participating in the Non-423 Component.

(n) “Director” means a member of the Board.

(o) “Effective Date” means October 31, 2017.

(p) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(q) “Employee” means any person, including an Officer or Director, who is treated as an employee in the records of the Company or a Related Corporation (including an Affiliate). However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(r) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(s) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(t) “Fair Market Value” means, as of any date, the value of the ADSs determined as follows:

(i) If the ADSs are listed on any established stock exchange or traded on any established market, the Fair Market Value of an ADS will be the closing sales price for such ADS as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the ADSs) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the ADSs on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the ADSs, the Fair Market Value will be determined by the Board in good faith in compliance with applicable laws and regulations and in a manner that complies with Sections 409A of the Code.

(u) “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(v) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(w) “Offering Date” means a date selected by the Board for an Offering to commence.

(x) “Officer” means a person who is an officer of the Company or a Related Corporation or Affiliate within the meaning of Section 16 of the Exchange Act.

(y) “Ordinary Share” means an ordinary share of the Company.

(z) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(aa) “Plan” means this Talend S.A. 2017 Employee Stock Purchase Plan, including both the 423 Component and the Non-423 Component, as amended from time to time.

(bb) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of ADSs will be carried out in accordance with such Offering.

(cc) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(dd) “Purchase Right” means an option to purchase ADSs granted pursuant to the Plan.

(ee) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(ff) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(gg) “Trading Day” means any day on which the exchange or market on which ADSs are listed, including but not limited to the NYSE, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, or any successors thereto, is open for trading.